FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  November 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

EXHIBIT INDEX

Exhibit
No.             Description

99.1             Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2009

99.2             Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2009

EXHIBIT 99.1

THOMPSON CREEK METALS COMPANY INC.

Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	Note	September 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	18	$303.5	$258.0
Short-term investments	4	174.7	–
Accounts receivable	8,17	55.7	55.0
Product inventory	5	45.6	57.1
Material and supplies inventory		34.6	36.2
Prepaid expense and other current assets	8	4.2	6.3
Income and mining taxes recoverable		3.0	1.4
		621.3	414.0
Other assets	8	1.9	3.0
Restricted cash	9	16.1	14.2
Reclamation deposits		30.1	26.9
Property, plant and equipment	6	664.4	594.1
Goodwill		47.0	47.0
		$1,380.8	$1,099.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8,9	$31.9	$36.5
Income and mining taxes payable		8.2	7.5
Current portion of long-term debt	7	4.4	5.6
Future income and mining taxes		6.1	8.1
		50.6	57.7
Long-term debt	7	9.9	11.7
Other liabilities	9	21.3	21.8
Asset retirement obligations	10	24.9	23.3
Future income and mining taxes		172.4	167.2
		279.1	281.7
Shareholders' Equity
Common shares	11	691.8	484.1
Common share warrants	11	35.0	35.0
Contributed surplus		42.5	40.4
Retained earnings		334.8	304.3
Accumulated other comprehensive loss		(2.4)	(46.3)
		1,101.7	817.5
		$1,380.8	$1,099.2
Commitments and contingencies	13
Measurement uncertainty	2

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Income

(US dollars in millions, except per share amounts – Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2009	2008	2009	2008
Revenues
Molybdenum sales	8, 9,17	$111.8	$325.9	$258.5	$815.7
Tolling and calcining		2.6	5.2	8.6	14.1
		114.4	331.1	267.1	829.8
Cost of sales
Operating expenses	8	55.7	155.2	153.6	447.5
Selling and marketing		1.9	3.0	4.4	8.0
Depreciation, depletion and amortization		13.4	13.6	37.6	31.2
Accretion	10	0.4	0.3	1.1	1.4
		71.4	172.1	196.7	488.1
Income from mining and processing		43.0	159.0	70.4	341.7
Other (income) expenses
General and administrative		3.7	6.6	11.5	15.7
Stock-based compensation	12	0.9	4.8	6.3	13.0
Exploration and development	14	1.2	1.2	4.9	2.5
Loss (gain) on foreign exchange		6.8	(2.8)	10.8	(5.5)
Interest and finance fees	7	0.4	0.1	0.9	14.9
Interest income		(0.8)	(0.7)	(1.8)	(2.3)
Other		(0.1)	(0.3)	(0.5)	(0.4)
		12.1	8.9	32.1	37.9
Income before income and mining taxes		30.9	150.1	38.3	303.8
Income and mining taxes (recoverable)
Current	15	9.2	39.5	16.1	90.5
Future	15	2.0	10.0	(8.3)	5.5
		11.2	49.5	7.8	96.0
Net income		$19.7	$100.6	$30.5	$207.8
Net income per share	16
Basic		$0.16	$0.80	$0.25	$1.75
Diluted		$0.14	$0.74	$0.24	$1.56

Consolidated Statements of Comprehensive Income

(US dollars in millions - Unaudited)

Three months ended September 30	Nine months ended September 30
	2009	2008	2009	2008
Net income	$19.7	$100.6	$30.5	$207.8
Foreign currency translation adjustments	26.9	(14.6)	43.9	(23.9)
Comprehensive income	$46.6	$86.0	$74.4	$183.9

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2009	2008	2009	2008
Operating Activities
Net income		$19.7	$100.6	$30.5	$207.8
Items not affecting cash:
Depreciation, depletion and amortization		13.4	13.6	37.6	31.2
Accretion expense		0.4	0.3	1.1	1.4
Amortization of finance fees		–	–	–	5.4
Stock-based compensation		0.9	4.8	6.3	13.0
Future income taxes (recoverable)		2.0	10.0	(8.3)	5.5
Unrealized loss (gain) on derivative instruments		(0.8)	(3.9)	0.9	(5.3)
Change in working capital accounts	18	(7.0)	(15.1)	18.4	(22.4)
Cash generated by operating activities		28.6	110.3	86.5	236.6
Investing Activities
Short-term investments		9.6	–	(172.2)	–
Property, plant and equipment		(13.1)	(26.1)	(54.4)	(54.7)
Deferred stripping costs		(4.4)	(7.8)	(18.8)	(20.7)
Restricted cash		(0.1)	0.6	(1.9)	(3.3)
Reclamation deposit		(0.1)	(0.2)	(2.6)	(0.7)
Acquisition cost		–	–	–	(100.0)
Cash used in investing activities		(8.1)	(33.5)	(249.9)	(179.4)
Financing Activities
Proceeds from issuance of common shares, net		199.8	–	203.5	223.8
Repayment of long-term debt		(1.3)	(0.8)	(4.0)	(238.2)
Cash generated (used) by financing activities		198.5	(0.8)	199.5	(14.4)
Effect of exchange rate changes on cash		7.0	(3.6)	9.4	(4.8)
Increase in cash and cash equivalents		226.0	72.4	45.5	38.0
Cash and cash equivalents, beginning of period		77.5	79.3	258.0	113.7
Cash and cash equivalents, end of period		$303.5	$151.7	$303.5	$151.7

Supplementary cash flow information	18

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Shareholders’ Equity

(US dollars in millions – Unaudited)

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Common Shares
Balance, beginning of period	$489.5	$494.6	$484.1	$268.1
Proceeds from equity issue	203.5	–	203.5	230.3
Proceeds from exercise of stock options	5.2	–	8.9	5.7
Transferred from contributed surplus on exercise of options	2.5	–	4.2	2.7
Issue costs	(8.9)	–	(8.9)	(12.2)
Balance, end of period	$691.8	$494.6	$691.8	$494.6
Common Share Warrants
Balance, beginning and end of period	$35.0	$35.0	$35.0	$35.0
Contributed Surplus
Balance, beginning of period	$44.1	$33.8	$40.4	$26.5
Amortization of fair value of employee stock options	0.9	4.1	6.3	13.2
Transferred to common shares on exercise of options	(2.5)	–	(4.2)	(2.7)
Stock-based compensation tax adjustment	–	–	–	0.9
Balance, end of period	$42.5	$37.9	$42.5	$37.9
Retained Earnings
Balance, beginning of period	$315.1	$237.0	$304.3	$129.8
Net income	19.7	100.6	30.5	207.8
Balance, end of period	$334.8	$337.6	$334.8	$337.6
Accumulated Other Comprehensive (Loss) Income
Balance, beginning of period	$(29.3)	$18.9	$(46.3)	$28.2
Foreign currency translation adjustments	26.9	(14.6)	43.9	(23.9)
Balance, end of period	$(2.4)	$4.3	$(2.4)	$4.3
Shareholders’ Equity, end of period	$1,101.7	$909.4	$1,101.7	$909.4

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

1.	Description of Business

Thompson Creek Metals Company Inc. is a North American molybdenum mining corporation, incorporated in British Columbia, with vertically integrated mining, milling, processing and marketing operations in Canada and the United States (“US”). The US operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Roasting Facility in Pennsylvania, as well as all roasting and sales of third party purchased material. The Canadian operation consists of a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. In addition, the Corporation has two underground molybdenum development projects comprised of an option to acquire up to 75% of the Mount Emmons molybdenum property (“Mt. Emmons Project”), located in Colorado, and the 100% owned Davidson molybdenum property (“Davidson Project”), located in British Columbia.

2.	Basis of Presentation and Measurement Uncertainty

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are expressed in US dollars unless otherwise stated. Accordingly, the interim consolidated financial statements of the Corporation do not include all information and note disclosures as required under Canadian GAAP for annual financial statements, and should be read in conjunction with the Corporation’s 2008 audited consolidated financial statements and the corresponding notes thereto.

The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:

Thompson Creek Metals Company USA
Thompson Creek Mining Co.
Langeloth Metallurgical Company LLC
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
Mt. Emmons Moly Company

The consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine. All intercompany accounts and transactions have been eliminated on consolidation.

Certain comparative figures for 2008 have been reclassified to conform to the 2009 financial statement presentation.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

Measurement Uncertainty

The Corporation’s financial statements are based on a number of significant estimates, including the fair value of goodwill, impairments of long-lived assets, the timing and costs associated with its asset retirement obligations, estimates of molybdenum mineral reserves used for depreciation, depletion and amortization, and the fair value of financial and derivative instruments. As the estimation process is inherently uncertain, actual future outcomes could differ from current estimates and assumptions, potentially having material effects on future financial statements.

3.	Accounting Changes and Accounting Policy Developments

Accounting Changes

Goodwill and Intangible Assets

Effective January 1, 2009 the Corporation adopted CICA Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs.” Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not have any impact on the Corporation’s consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on evaluating credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of EIC-173 did not have a significant impact on the Corporation’s consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of EIC-174 did not have any impact on the Corporation’s consolidated financial statements.

Accounting Policy Developments

Conversion to US Generally Accepted Accounting Principles

As of June 30, 2009 more than 50% of the outstanding common stock of the Corporation was directly or indirectly owned by US citizens or residents. As a result, the Corporation no longer meets the definition of a foreign private issuer under the Rules and Regulations of the US Securities and Exchange Commission (“SEC”). The Corporation will be required to file as a domestic US registrant with the SEC beginning January 1, 2010 related to its filings with the SEC.

As a result of becoming a domestic US registrant, the Corporation will recast its financial information to US generally accepted accounting principles (“US GAAP”) beginning with its annual financial information on

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

Form 10-K as of December 31, 2009, and for the three years then ended. The conversion to US GAAP will impact the Corporation’s accounting policies and disclosure controls and procedures. The Corporation has historically disclosed the differences between Canadian GAAP and US GAAP in the notes to its audited annual financial statements.

Corporation’s Warrants

In June 2008, the Emerging Issues Task Force (“EITF”) reached a conclusion in EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, that an equity-linked financial instrument would not be considered indexed to the Corporation’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The Corporation’s warrants with such provisions are no longer deemed to be indexed to the Corporation’s own stock and will no longer be classified in equity upon conversion to US GAAP. Instead, these warrants will be reclassified as a derivative liability on January 1, 2009 with a cumulative adjustment to retained earnings upon adoption. Subsequent changes to the fair value of the outstanding warrants will be recorded to the income statement at the end of each period. The fair value of the Corporation’s warrants on January 1, 2009 and September 30, 2009 was a liability of approximately $22 million and $121 million, respectively. The Corporation will continue to review the full impact of this accounting pronouncement as it transitions to US GAAP.

4.	Short-term Investments

As of September 30, 2009, the Corporation had $174.7 million of short-term investments ($nil as of December 31, 2008). These investments consist of US and Canadian government-backed securities with original maturities greater than 90 days and less than 180 days. These short-term investments are categorized as held-to-maturity financial instruments and are recorded at amortized cost. When there is objective evidence that held-to-maturity financial assets are impaired and there is a decline in the fair value below amortized cost that is considered other than temporary, an impairment loss is recorded for the excess of amortized cost over fair value. To date, no impairment losses have been recorded on these short-term investments.

5.	Inventory
	September 30, 2009	December 31, 2008
Finished product	$29.7	$42.9
Work-in-process	12.8	10.5
Stockpiled ore	3.1	3.7
	$45.6	$57.1

As of September 30, 2009, of the $29.7 million classified as finished product, $nil was valued at net realizable value. At December 31, 2008, of the $42.9 million classified as finished product, $19.4 million was valued at net realizable value.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

6.	Property, Plant and Equipment
	September 30, 2009	December 31, 2008
Mining properties	$315.0	$274.0
Mining equipment	204.9	163.9
Processing facilities	111.3	110.2
Deferred stripping costs	81.6	62.8
Endako mill expansion	58.7	43.4
Construction in progress	21.8	30.8
Other	2.7	1.1
	796.0	686.2
Less: Accumulated depreciation, depletion and amortization	(131.6)	(92.1)
	$664.4	$594.1

The following table summarizes the stripping costs that have been deferred related to the Corporation’s US operations. Deferred stripping is amortized once production of the related phase begins based upon units of production:

	Deferred costs	Accumulated amortization	Net deferred Costs
As of December 31, 2008	$62.8	$(7.2)	$55.6
Costs deferred in period	18.8	–	18.8
Amortization of previously deferred costs	–	(5.7)	(5.7)
As of September 30, 2009	$81.6	$(12.9)	$68.7

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

7.	Long-term Debt

Long-term debt consists of:

	September 30, 2009	December 31, 2008
Promissory note	$1.0	$–
Equipment loan – fixed rate	11.7	13.6
Equipment loans – variable rate	1.6	3.7
	14.3	17.3
Less: Current portion	(4.4)	(5.6)
	$9.9	$11.7

The Corporation has a $35 million first lien revolving collateralized line of credit secured by a significant amount of the Corporation’s US-based assets. This credit facility, which has a final maturity date of October 26, 2011, bears interest at LIBOR plus 2.5% and includes both standard financial and non-financial covenants, including ratio tests for leverage, interest coverage and working capital. The Corporation was in compliance with the financial covenants as of September 30, 2009. As of September 30, 2009, drawings on this facility were $nil (December 31, 2008 – $nil).

As of September 30, 2009, the Corporation also held equipment loans with each loan secured by the underlying assets. The variable rate loans bear interest at LIBOR plus 2% with the fixed rate loan bearing interest at 5.9%. These loans are scheduled to mature no later than October 31, 2013.

In January 2009, the Corporation purchased a property interest in Colorado ($2.0 million), of which $1.0 million was paid in cash, and the remaining $1.0 million was paid with a promissory note. The promissory note bears interest at a fixed rate of 6%, and is due in equal payments over a five year period, with the first payment due in January 2010.

The following table summarizes activity related to interest and finance fees:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Interest expense	$0.4	$0.1	$0.9	$9.5
Finance fees	–	–	–	5.4
	$0.4	$0.1	$0.9	$14.9

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

8.	Derivative Financial Instruments
a)	Forward Currency Contracts

The Corporation uses foreign currency forward contracts to fix the rate of exchange of US dollars for Canadian dollars (CAD) at future dates in order to reduce the Corporation’s exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine’s operations. The terms of these contracts are less than one year. At September 30, 2009, the Corporation had open forward currency contracts with a total commitment to purchase CAD$14.1 million at an average US dollar to Canadian dollar exchange rate of 1.12 (December 31, 2008 – CAD$6.0 million at an average rate of 1.23).

The Corporation does not consider these contracts to be hedges for accounting purposes and has determined these contracts to be derivative instruments, the fair value of which was an asset of $0.6 million at September 30, 2009 (December 31, 2008 – $0.1 million). The asset has been included in prepaid expense and other current assets on the Corporation’s consolidated balance sheets and loss (gain) on foreign exchange in the Corporation’s consolidated statements of income.

b)	Provisionally-priced contracts

The Corporation enters into agreements to sell and purchase molybdenum at prices to be determined in the future. The future pricing mechanism of these agreements constitutes an embedded derivative which must be bifurcated and separately marked to estimated fair value at the end of each period.

Changes to the fair value of embedded derivatives related to molybdenum sales agreements are included in molybdenum sales revenue in the determination of net income. As of September 30, 2009, the fair value of these embedded derivatives was an asset of $0.3 million (December 31, 2008 – asset of $0.1 million) and has been included in accounts receivable on the Corporation’s balance sheet. For the three and nine months ended September 30, 2009, the Corporation recorded an unrealized (loss)/gain on these embedded derivatives of $(0.1) million and $0.2 million, respectively, which has been included in molybdenum sales on the consolidated statements of income (three and nine months ended September 30, 2008 - $3.1 million loss).

Changes to the fair value of embedded derivatives related to molybdenum purchases are included in operating expenses in the determination of net income. As of September 30, 2009, the fair value of these embedded derivatives was a liability of $0.9 million (December 31, 2008 – asset of $0.7 million). For the three and nine months ended September 30, 2009, an unrealized loss of $0.3 million and $1.6 million, respectively, has been included in operating expenses on the Corporation’s consolidated statements of income (three and nine months ended September 30, 2008 - $5.1 million and $5.3 million gain, respectively).

c)	Fixed Price Contracts

The Corporation has forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that may be different than the prevailing market price. Forward sales contracts in place at September 30, 2009 cover the period 2009 to 2011. As of September 30, 2009, the Corporation had committed to sell approximately 3.1 million pounds at an average market price of approximately $14.73 per pound. At September 30, 2009, the estimated fair value of these contracts was an asset totaling $3.5 million (as of December 31, 2008 - $4.5 million). The current portion of $1.6 million has been included in prepaid expense and other current assets on the Corporation’s consolidated balance sheet (December 31, 2008 - $1.5 million). An unrealized loss of $0.1 million and $1.0 million related to these fixed price contracts has been included in molybdenum sales on the Corporation’s consolidated statements of income for the three and nine months ended September 30, 2009, respectively (three and nine months ended September 30, 2008 - $2.1 million and $3.4 million gain, respectively).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

9.	Other Liabilities

Other liabilities consist of:

	September 30, 2009	December 31, 2008
Severance and retention liability	$16.1	$14.5
Contractual sales obligations	5.2	7.3
	$21.3	$21.8

The Corporation maintains an employee severance and retention program for certain individuals employed by Thompson Creek Metals Company USA. As of September 30, 2009, the Corporation had recorded a total liability related to the severance and retention program of $16.1 million, of which $nil was included in current liabilities (December 31, 2008 – $14.5 million and $nil classified in current liabilities). The Corporation has set aside funding for this liability by making periodic contributions to a trust fund based upon program participants’ salaries. The trust fund assets totaled $16.1 million at September 30, 2009 (December 31, 2008 – $14.2 million) and have been presented as restricted cash, a long-term asset, on the Corporation’s consolidated balance sheets. The Corporation recognized an expense of $1.0 million and $2.7 million for the three and nine months ended September 30, 2009, respectively (three and nine months ended September 30, 2008 - $1.2 million and $3.9 million, respectively) for the retention and severance program.

Upon acquisition of Thompson Creek USA, the Corporation acquired a contractual agreement to sell 10% of certain production at the Thompson Creek Mine at an amount that was less than the prevailing market price at the date of the acquisition. Deliveries under this contract commenced in 2007 and, based on the current mine plan, will continue through 2011. As of September 30, 2009, the Corporation has a liability of $5.2 million related to future deliveries under this agreement (December 31, 2008 – $7.3 million). As this contractual agreement is satisfied by delivery of product, the liability is being drawn down with a corresponding adjustment to molybdenum sales in the determination of net income. For the three and nine months ended September 30, 2009, $0.7 million and $2.1 million, respectively, related to this obligation has been realized and included in molybdenum sales (three and nine months ended September 30, 2008 – $0.7 million and $1.8 million, respectively).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

10.	Asset Retirement Obligations

The following table details items affecting asset retirement obligations for future mine closure and reclamation costs in connection with the Corporation’s Thompson Creek Mine, Endako Mine and Davidson Project:

	Thompson Creek Mine	Endako Mine	Davidson Project	Total
As of December 31, 2008	$18.7	$4.4	$0.2	$23.3
Accretion	0.9	0.2	–	1.1
Foreign exchange	–	0.5	–	0.5
As of September 30, 2009	$19.6	$5.1	$0.2	$24.9

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

11.	Common Share Capital and Common Share Warrants

a)	Common Shares

The following table summarizes common share transactions:

(US$ in millions except share amounts)	Number of Shares (000’s)	Amount
Balance, December 31, 2008	122,253	$484.1
Options exercised	1,398	13.1
Warrants exercised	1	–
Equity issue, net	15,500	194.6
Balance, September 30, 2009	139,152	$691.8

b)	Common Share Warrants

The following table summarizes common share warrant transactions:

(US$ in millions except share amounts)	Number of Shares (000’s)	Amount
Balance, December 31, 2008	24,505	$35.0
Warrants exercised	(1)	–
Balance, September 30, 2009	24,504	$35.0

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

12.	Stock-based Compensation

The Corporation uses the fair value method of accounting for stock-based compensation and recognized a stock-based compensation expense of $0.9 million and $6.3 million for the three and nine months ended September 30, 2009, respectively (three and nine months ended September 30, 2008 – $4.8 million and $13.0 million, respectively). The stock-based compensation expense recorded in each period includes costs related to option awards made during the period, as applicable, as well as the amortization of costs of prior period awards that did not vest at the grant date.

In June 2009, the Corporation completed a voluntary stock option surrender program offered to all holders of stock options with an exercise price of CAD$16.19 per share and above. Under the terms of the surrender program, options to acquire an aggregate of 2,414,500 common shares were voluntarily surrendered by 55 holders, effective June 22, 2009. A non-cash compensation charge of approximately $2.8 million was recorded in the quarter ending June 30, 2009, representing the remaining unamortized, stock-based compensation cost for the surrendered options.

The following table summarizes the status and changes of the stock-option plan:

	Options Outstanding (000’s)	Weighted-average Exercise Price per Option (CAD$)
Balance, December 31, 2008	8,788	$12.51
Options granted	200	15.45
Options exercised	(1,398)	7.15
Options expired	(54)	14.76
Options surrendered	(2,415)	20.72
Balance, September 30, 2009	5,121	$10.13

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

13.	Commitments and Contingencies

The Corporation has entered into commitments to buy Canadian dollars at future dates at established exchange rates (see Note 8(a)).

The Corporation has committed to sell a certain amount of production at a defined price that may be greater or less than market (see Note 8(c) and Note 9).

In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As of September 30, 2009, the Corporation had commitments to purchase approximately 1.2 million pounds of molybdenum sulfide concentrates for the remainder of 2009, and 1.5 million pounds in 2010. These purchases will be priced at a discount to the market price for molybdenum oxide at the time of purchase.

As of September 30, 2009, the Corporation had commitments related to the purchase of major mill equipment for its share of the Endako mill expansion of approximately $6.4 million in 2009 and approximately $22.6 million in 2010.

In January 2008, a payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

14.	Exploration and Development

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Davidson Project	$0.1	$1.1	$1.0	$2.4
Mt. Emmons Project	1.1	0.1	3.9	0.1
	$1.2	$1.2	$4.9	$2.5

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

15.	Income and Mining Taxes

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Current income and mining taxes	$9.2	$39.5	$16.1	$90.5
Future income and mining taxes (recoverable)	2.0	10.0	(8.3)	5.5
	$11.2	$49.5	$7.8	$96.0

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Income before income and mining taxes	$30.9	$150.1	$38.3	$303.8

Combined Canadian federal and provincial
income tax rates	30%	31%	30%	31%

Income taxes based on above rates	9.3	46.6	11.5	94.2
Increase (decrease) to income taxes due to:
Difference in foreign statutory tax rates	3.1	8.0	4.6	14.1
Provincial and state mining taxes	0.1	5.7	0.1	13.5
Withholding taxes	0.3	0.5	0.8	0.8
Non-deductible expenses	4.2	3.6	6.2	7.0
Non-taxable income	(0.7)	(1.4)	(0.8)	(2.4)
Foreign tax differences	(2.8)	–	(8.4)	–
Depletion allowance	(7.1)	(12.5)	(11.5)	(27.7)
Unrealized foreign exchange gain on translation of investments	(2.8)	–	(4.8)	–
Change in valuation allowance	6.5	1.6	9.7	2.2
Impact of reduction in tax rates on future
income and mining taxes	(0.1)	3.7	(1.6)	1.1
Other	1.2	(6.3)	2.0	(6.8)
Income and mining taxes	$11.2	$49.5	$7.8	$96.0

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

16.	Net Income per Share

(US$ in millions except share and per share amounts)	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Net income	$19.7	$100.6	$30.5	$207.8

Basic weighted-average number of shares outstanding (000’s)	125,850	125,045	123,531	118,492
Effect of dilutive securities Common share warrants	8,581	9,822	842	12,198
Stock options	1,728	1,887	700	2,495

Diluted weighted-average number of shares outstanding (000’s)	136,159	136,754	125,073	133,185

Net income (loss) per share
Basic	$0.16	$0.80	$0.25	$1.75
Diluted	$0.14	$0.74	$0.24	$1.56

For the three months ended September 30, 2009, approximately 2,452,000 stock options and 15,923,000 warrants (2008 – 2,011,000 stock options and 14,683,000 warrants) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.

For the nine months ended September 30, 2009, approximately 3,970,000 stock options and 23,663,000 warrants (2008 – 1,110,000 stock options and 12,307,000 warrants) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

17.	Related Party Transactions

Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $33.5 million and $57.7 million for the three and nine month periods ended September 30, 2009, respectively. These sales represent 29% and 22% of the Corporation’s total revenues for the respective three and nine month periods (2008 – $65.3 million and $185.4 million, and 20% and 22%, respectively).

For the three and nine months ended September 30, 2009, the Corporation recorded management fee income of $0.1 million and $0.2 million, respectively (2008 – $0.3 million and $0.7 million) and selling and marketing costs of $0.2 million and $0.4 million, respectively (2008 – $0.5 million and $1.3 million) from this group of companies. At September 30, 2009, the Corporation’s accounts receivable included $10.1 million owing from this group of companies (December 31, 2008 – $8.9 million).

18.	Supplementary Cash Flow Information

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Change in working capital accounts:
Accounts receivable	$(17.9)	$(60.4)	$(0.1)	$(86.5)
Product inventory	(2.9)	26.0	10.8	47.8
Material and supplies inventory	1.4	0.8	2.7	(5.1)
Prepaid expense and other current assets	1.7	1.2	3.4	1.9
Income and mining taxes recoverable	(0.7)	–	(1.5)	13.4
Accounts payable and accrued liabilities	5.6	7.6	2.8	(6.4)
Income and mining taxes payable	5.8	9.7	0.3	12.5
	$(7.0)	$(15.1)	$18.4	$(22.4)

Cash interest paid	$0.2	$0.1	$0.6	$13.2
Cash income taxes paid	$3.4	$28.2	$18.3	$61.9

	September 30, 2009	December 31, 2008
Cash and cash equivalents is comprised of:
Cash	$269.4	$51.7
Cash equivalents	34.1	206.3
	$303.5	$258.0

Cash equivalents consist of treasury securities and money market instruments issued or guaranteed by US and Canadian financial institutions and the US and Canadian governments that have an original maturity date of less than 90 days.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

19.	Financial Risk Management

The Corporation’s activities expose it to a variety of financial risks which include foreign exchange risk, interest rate risk, commodity price risk, counterparty and credit risk, and liquidity risk. Below is further discussion of these risks and the Corporation’s activities to manage these exposures.

Foreign Exchange Risk

The US dollar is the measurement currency of the majority of the Corporation’s activities. However, the Canadian dollar is the measurement (functional) currency of the Corporation’s self-sustaining Canadian operation. The Corporation has potential currency exposures related to items denominated in currencies other than the operations’ measurement currency. The Corporation’s foreign exchange exposures include:

•

Transactional exposure in its Canadian dollar self-sustaining operation as molybdenum sales are denominated in US dollars and the majority of operating expenses, and a portion of capital expenditures, are in Canadian dollars;

•

Transactional exposure to its self-sustaining Canadian operation; whereby, these entities hold financial instruments (which includes cash and cash equivalents, short-term investments, and accounts receivable) in a currency other than the Canadian dollar.

•	Transactional exposure to Canadian dollar transactions and balances in US dollar functional currency operations.

The Corporation enters into foreign exchange forward contracts to manage these exposures. As of September 30, 2009, the Corporation had open forward exchange contracts of CAD$14.1 million to sell US dollars and buy Canadian dollars at a weighted average US dollar to Canadian dollar exchange rate of 1.12. All foreign exchange forward contracts are due within the year. As of September 30, 2009, the fair value of these contracts was an asset of $0.6 million.

As of September 30, 2009 the Corporation held $53.2 million of US dollar denominated cash, foreign currency derivatives, and accounts receivable in its self-sustaining Canadian operation. The Corporation also held $50.4 million of Canadian dollar denominated cash in entities with US dollar functional operations. With other variables unchanged, each $0.10 strengthening (weakening) of the US dollar against the Canadian dollar would result in an insignificant change in net income for the three and nine month periods ended September 30, 2009, primarily due to offsetting US dollar denominated cash positions in entities with a Canadian dollar functional currency, and Canadian dollar denominated cash positions in entities with a US dollar functional currency.

Interest Rate Risk

The Corporation has invested and borrowed at variable rates. Cash and cash equivalents receive interest based on market interest rates. Some of the Corporation’s debt facilities are variable rate facilities based on LIBOR and prime rates.

Commodity Price Risk

The Corporation’s results of operations and operating cash flows are affected by changes in market prices for molybdenum. To mitigate a portion of this risk, the Corporation enters into certain molybdenum sales contracts where it sells future molybdenum production at fixed prices. These fixed prices may be different than the quoted market prices at the date of sale. The Corporation physically delivers molybdenum under these contracts; however, has chosen not to use the normal usage exemption and therefore treats these

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

contracts as non-financial derivatives. Beginning October 1, 2009, the Corporation has elected, on a prospective basis, the normal usage exemption on its forward fixed-priced sales contracts. During the first nine months of 2009, the fair value of these contracts was recorded on the balance sheet with changes in fair value recorded in revenue. The fair value was calculated using a discounted cash flow based on estimated forward prices. To estimate forward prices, the Corporation uses the Platts Metals Week average price and an average of long-term prices as forecast by independent analysts.

As of September 30, 2009, the fair value of the Corporation’s fixed forward sales contracts is as follows:

(US$ in millions except per pound amounts)	2009	2010	2011
Molybdenum committed (000’s lb)	1,491	1,240	417
Fair Value	$0.4	$1.6	$1.5
Average price ($/lb)	$12.63	$15.15	$21.00

The Corporation also enters into molybdenum sale and purchase agreements with provisional pricing mechanisms where the final prices are determined by quoted market prices subsequent to the date of the sale or purchase. As a result, the value of the respective trade receivable and trade payable changes as the underlying market price changes. This component of these contracts is an embedded derivative, which is initially recorded at fair value with subsequent changes in fair value recorded in revenue and operating expenses, respectively. The Corporation uses the Platts Metals Week average molybdenum oxide price as the estimated forward price.

As of September 30, 2009, the fair value of embedded derivatives in the provisionally priced sale and purchase agreements is as follows:

(US$ in millions except per pound amounts)	Pounds Sold/Purchased (000’s lb)	Fair Value Asset (Liability)
Provisionally priced sales	189	$0.3
Provisionally priced purchases	1,323	$(0.9)

These agreements will mature within the year.

Counterparty and Credit Risk

The Corporation is exposed to counterparty risk from its cash and cash equivalent balances, its short-term cash investments, and its reclamation deposits held by an insurance company and governmental entities. The Corporation monitors its positions with, and the credit quality of, the financial institutions in which it invests its cash, cash equivalents and short-term investments, and that hold its reclamation deposits. Counterparties to cash balances, money market instruments, government treasury securities and its reclamation deposits are US and Canadian institutions and the US and Canadian governments. The Corporation’s investment policy limits investments to government-backed financial instruments, other than balances maintained in various bank operating accounts.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As of September 30, 2009 the Corporation had two customers which owed the Corporation more than $5.0 million and accounted for approximately 24% of all receivables outstanding. There were another 11 customers having balances greater than $1.0 million but less than $5.0 million that accounted for 40% of

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

total receivables. All of these balances were compliant with credit terms and scheduled payment dates. The Corporation’s maximum credit risk exposure is the carrying value of its accounts receivable.

The carrying amounts of accounts receivable, accounts payable and accrued liabilities and fixed and variable rate debt approximate fair value as of September 30, 2009 and December 31, 2008.

Liquidity Risk

The Corporation manages its liquidity risk by maintaining cash and cash equivalent balances and by utilizing its line of credit, if necessary. Surplus cash is invested in a range of 30 to 180 day US and Canadian government-backed financial instruments under the Corporation’s investment policy. As of September 30, 2009, the Corporation had an unutilized line of credit of $35.0 million.

As of September 30, 2009, contractual undiscounted cash flow requirements for financial assets and liabilities, including interest payments are as follows:

	2009 to 2011	2012 Onward	Total
Accounts payable	$31.9	$–	$31.9
Long-term debt	$8.5	5.8	14.3
Capital commitments	$29.0	$–	$29.0

Pledged Financial Assets

The Corporation has financial assets that are pledged for employee compensation and reclamation obligations. The Corporation maintains a separate trust fund to satisfy its obligation to employees under a severance and retention compensation arrangement. Reclamation deposits are maintained to satisfy the Corporation’s obligation for future reclamation expenditures at its mine sites.

In addition, a significant amount of the Corporation’s US based assets are pledged as collateral for its $35 million first lien revolving line of credit. See Note 7 for further discussion.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

20.	Capital Risk Management

The Corporation defines its capital as follows:

•	Shareholders’ equity;
•	Long-term debt; and
•	Short-term debt.

Capital as defined above as of September 30, 2009 and December 31, 2008 are as follows:

	September 30, 2009	December 31, 2008
Shareholders’ equity	$1,101.7	$817.5
Debt	14.3	17.3
	$1,116.0	$834.8

The Corporation’s objectives with regard to its capital are:

•	Maintain adequate working capital to operate its business;
•	Comply with financial covenants on the line of credit;
•	Utilize equipment financings to supplement working capital needs; and
•	Identify other investment and growth opportunities

The Corporation’s capital structure is managed and adjusted as necessary by monitoring economic conditions, debt and equity markets, and changes to the Corporation’s operating plans. Covenants relating to existing debt are monitored regularly to ensure compliance. Outstanding debt is evaluated to determine if it contains the most favorable terms available to the Corporation or if the Corporation should reduce the amount outstanding from cash available or pursue new equity issuances.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

21.	Segment Information

The Corporation has two reportable segments: US Operations and Canadian Operations. The US Operations segment includes all mining, milling, roasting and sale of molybdenum products from the Thompson Creek Mine and the Langeloth Metallurgical Facility, as well as all roasting and sales of third party purchased material. The Canadian Operations segment includes all mining, milling, roasting and sale of molybdenum products from the 75% owned Endako Mine. The Corporation evaluates segment performance based on income from mining and processing. The Corporation attributes other income and expenses to the reporting segments if the income or expense is directly related to segment operations, as described above. The Corporation does not allocate corporate expenditures such as general and administrative, exploration and development, and interest income and expense items. The Corporation does not report income and mining taxes by reporting segment as the Corporation’s tax attributes are determined by legal entity.

Segment information for the three and nine month periods ended and as of September 30, 2009 and 2008 is as follows:

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

Three Months Ended September 30, 2009
	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$85.0	$26.8	$–	$111.8
Tolling and calcining	2.6	–	–	2.6
	87.6	26.8	–	114.4
Cost of sales
Operating expenses	43.3	12.4	–	55.7
Selling and marketing	1.4	0.5	–	1.9
Depreciation, depletion and amortization	9.3	4.1	–	13.4
Accretion	0.3	0.1	–	0.4
	54.2	17.1	–	71.4
Segment income from mining and processing	33.3	9.7	–	43.0

Other segment expenses:
Stock based compensation	–	–	–	–
Loss on foreign exchange	–	6.8	–	6.8
	–	6.8	–	6.8
Segment income before income and mining taxes	$33.3	$2.9	$–	$36.2

Three Months Ended September 30, 2008
	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$249.3	$78.6	$(2.0)	$325.9
Tolling and calcining	5.2	–	–	5.2
	254.5	78.6	(2.0)	331.1
Cost of sales
Operating expenses	137.9	19.6	(2.3)	155.2
Selling and marketing	2.0	1.0	–	3.0
Depreciation, depletion and amortization	8.8	4.8	–	13.6
Accretion	0.2	0.1	–	0.3
	148.9	25.5	(2.3)	172.1
Segment income from mining and processing	105.6	53.1	0.3	159.0

Other segment expenses:
Stock based compensation	1.8	0.1	–	1.9
(Gain) on foreign exchange	–	(3.9)	–	(3.9)
	1.8	(3.8)	–	(2.0)
Segment income before income and mining taxes	$103.8	$56.9	$0.3	$161.0

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

Nine Months Ended September 30, 2009
	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$194.3	$64.2	$–	$258.5
Tolling and calcining	8.6	–	–	8.6
	202.9	64.2	–	267.1
Cost of sales
Operating expenses	119.2	34.4	–	153.6
Selling and marketing	3.1	1.3	–	4.4
Depreciation, depletion and amortization	26.0	11.4	–	37.4
Accretion	0.9	0.2	–	1.1
	149.2	47.3	–	196.5
Income from mining and processing	53.7	16.9	–	70.6

Other segment expenses:
Stock based compensation	0.1	–	–	0.1
Loss on foreign exchange	–	10.9	–	10.9
	0.1	10.9	–	11.0
Segment income before income and mining taxes	$53.6	$6.0	$–	$59.6

Nine Months Ended September 30, 2008
	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$627.4	$195.3	$(7.0)	$815.7
Tolling and calcining	14.1	–	–	14.1
	641.5	195.3	(7.0)	829.8
Cost of sales
Operating expenses	405.8	48.7	(7.0)	447.5
Selling and marketing	5.5	2.5	–	8.0
Depreciation, depletion and amortization	19.3	11.9	–	31.2
Accretion	1.1	0.3	–	1.4
	431.7	63.4	(7.0)	488.1
Income from mining and processing	209.8	131.9	–	341.7

Other segment (income) expenses:
Stock based compensation	3.5	0.2	–	3.7
Gain on foreign exchange	–	(5.3)	–	(5.3)
	3.5	(5.1)	–	(1.6)
Segment income before income and mining taxes	$206.3	$137.0	$–	$343.3

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2009

(US dollars in millions unless indicated otherwise - Unaudited)

Reconciliation of segment income to net income

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008

Segment income	$36.2	$161.0	$59.6	$343.3
Other (income) expense
General and administrative	3.7	6.6	11.5	15.7
Stock-based compensation	0.8	2.9	6.2	9.3
Exploration and development	1.2	1.2	4.9	2.5
Interest and finance fees	0.4	0.1	0.9	14.9
Interest income	(0.8)	(0.7)	(1.8)	(2.3)
Other	–	0.8	(0.4)	(0.6)
Income before income and mining taxes	30.9	150.1	38.3	303.8
Income and mining taxes (recoverable)	11.2	49.5	7.8	96.0
Net income	$19.7	$100.6	$30.5	$207.8

Other segment information regarding capital expenditures, assets and liabilities, including the assets and liabilities attributed to corporate operations, is as follows:

As of September 30, 2009	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$24.0	$27.5	$2.9	$54.4
Capital assets	$330.6	$333.4	$0.4	$664.4
Goodwill	$47.0	$–	$–	$47.0
Assets	$700.7	$590.9	$89.2	$1,380.8
Liabilities	$170.1	$107.0	$2.0	$279.1

As of September 30, 2008	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$28.3	$26.4	$–	$54.7
Capital assets	$301.3	$299.5	$2.9	$603.7
Goodwill	$80.0	$40.6	$–	$120.6
Assets	$700.4	$503.8	$11.4	$1,215.6
Liabilities	$171.6	$132.0	$2.6	$306.2

EXHIBIT 99.2

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

This Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations of Thompson Creek Metals Company Inc. (“Thompson Creek” or the “Corporation”) was prepared as of November 5, 2009, and should be read in conjunction with the unaudited consolidated financial statements of the Corporation and the notes thereto for the three and nine months ended September 30, 2009 and with both the audited consolidated financial statements of the Corporation and the notes thereto and Management’s Discussion and Analysis for the year ended December 31, 2008. All dollar amounts are expressed in United States (“US”) dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov.

Business Overview

Thompson Creek is a North American molybdenum mining company, incorporated in British Columbia, with vertically integrated mining, milling, processing and marketing operations in Canada and the US. The Corporation’s operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. In addition, the Corporation has two underground molybdenum development projects comprised of the Davidson molybdenum property (“Davidson Project”), located in British Columbia, and an option to acquire up to 75% of the Mount Emmons molybdenum property (“Mt. Emmons Project”), located in Colorado.

Highlights 2009

•

Net income for the three and nine months ended September 30, 2009 was $19.7 million, or $0.16 per basic and $0.14 per diluted common share, and $30.5 million, or $0.25 per basic and $0.24 per diluted common share, respectively.

•

Non-cash items for the first nine months ended September 30, 2009 included an after-tax compensation charge of $2.8 million (or $0.02 per basic and $0.02 fully diluted common share) related to a voluntary stock option surrender program completed in June 2009, and a $2.8 million tax benefit related to the reversal of a tax valuation allowance (or $0.02 per basic and $0.02 fully diluted common share). In addition, net income for the 2009 periods was impacted by foreign exchange losses (after-tax) of $6.0 million for the third quarter (or $0.05 and $0.04 per basic and fully diluted common share, respectively) and $9.8 million for the first nine months (or $0.08 per basic and fully diluted common share, respectively).

•

Consolidated revenues for the third quarter and first nine months ended September 30, 2009 were $114.4 million and $267.1 million, respectively, down approximately 65% and 68% from the corresponding periods in 2008 as a result of significantly lower molybdenum sales prices.

•

Operating cash flows were $28.6 million and $86.5 million for the third quarter and first nine months of 2009, respectively, compared to $110.3 million and $236.6 million in the corresponding periods of 2008.

•

Capital expenditures totalled $47.5 million in the first nine months of 2009, comprised of $32.2 million of sustaining capital expenditures together with $15.3 million of committed capital expenditures for the Endako mill expansion (75% share).

•

Total cash, cash equivalents and short-term investments at September 30, 2009 were $478.2 million, compared to $258.0 million as of December 31, 2008. On September 16, 2009, the Corporation completed an equity issue of 15.5 million shares and received $194.6 million in net proceeds. Total debt as of September 30, 2009 was $14.3 million compared to $17.3 million as of December 31, 2008.

•

Mined molybdenum production for the third quarter of 2009 was 6.2 million pounds, down 4% from 6.5 million pounds in the third quarter of 2008. For the nine months ended September 30, 2009, mined molybdenum production was 19.0 million pounds, up 4% from 18.3 million pounds for the 2008 period.

•

Average cash cost per pound produced for the third quarter and first nine months ended September 30, 2009 was $5.67 per pound and $5.59 per pound, respectively, compared to $7.33 per pound and $8.11 per pound for the corresponding periods in 2008, respectively.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Outlook

In September 2008, the price for molybdenum oxide was over $30 per pound. The price declined dramatically during the fourth quarter of 2008 and during the first four months of 2009, reaching a weekly low of $7.83 per pound in April 2009 as reported in Platts Metals Week. This decline was primarily due to the collapse in demand from the steel industry for molybdenum bearing grades of steel. By the end of April 2009, however, the price of molybdenum oxide began to strengthen principally as a result of strong demand from China and to a lesser extent from South Korea and India. The Corporation believes that the increase in imports to China may be attributable in part to the closing of certain high cost molybdenum mines in China that were supplying China’s internal demand for molybdenum. The import strength from South Korea and India for western molybdenum also reflected the absence of their traditional molybdenum supply from Chinese exports.

During June through August of 2009, the price of molybdenum rose sharply reaching a year-to-date high of $18.30 per pound in early August 2009 as reported in Platts Metals Week, which the Corporation believes is primarily due to the strength of the Chinese imports of molybdenum and also to re-stocking of Western and Japanese steel products. The rapid increase in price revealed the limited inventory stocks held by producers and Western traders. With the rise in price, however, the Corporation believes that some of the high cost mines in China have re-opened and are again supplying molybdenum to the Chinese market. As a result, the price of molybdenum has declined with the monthly Platts Metals Week published average price for molybdenum oxide of $14.40 per pound for the month of September 2009 and $12.46 per pound for the month of October 2009.

The Corporation believes that the price of molybdenum will depend on the pace of re-supply from Chinese mines in addition to the pace of improving demand from Western and Japanese steel mills. Nonetheless, the Corporation expects that the demand will resume within the next 18 months and, for this reason among others, during the third quarter of 2009, the Corporation’s Board of Directors approved the resumption of the mill expansion at its 75%-owned Endako Mine (subject to the joint venture partner approval).

There can be no assurance, however, that the molybdenum demand will strengthen or that molybdenum prices will further improve. Any significant weakness in demand or reduction in molybdenum prices may have a material adverse effect on the Corporation’s operating results and financial condition.

2009

The Corporation’s realized sales price averaged $12.75 per pound for the 2009 third quarter and $10.90 per pound for the first nine months of 2009.  The realized price reflects sales of molybdenum oxide as well as upgraded product sales. Based on current market trends, the Corporation expects its average realized price for the fourth quarter of 2009 to be essentially unchanged from the third quarter of 2009. Contract sales typically trail the market price by one month and the Corporation has forward sales contracts for approximately 1.5 million pounds at an average fixed-price of $12.63 per pound for molybdenum oxide over the remainder of the year. For 2009, the Corporation’s sales of molybdenum produced from its own mines are expected to be 26 to 27 million pounds (versus previous guidance on June 8, 2009 of 22 to 26 million pounds), with sales of molybdenum purchased, processed and resold for 2009 expected to be 3 to 4 million pounds (unchanged from previous guidance on June 8, 2009).

For 2009, molybdenum production levels are estimated to be 24 to 26 million pounds (versus previous guidance on June 8, 2009 of 22 to 26 million pounds). For 2009, expected production from the Thompson Creek Mine is 17 to 18 million pounds (versus previous guidance of 16 to 18 million pounds), and the Corporation’s 75% share of Endako Mine expected production is 7 to 8 million pounds (versus previous guidance of 6 to 8 million pounds).

For 2009, the average cash cost per pound produced is estimated at $5.80 to $6.30 per pound (versus previous guidance on June 8, 2009 of $5.75 to $7.00 per pound), with the Thompson Creek Mine expected to be approximately $5.75 to $6.25 per pound (versus previous guidance of $5.50 to $6.50 per pound) and the Endako Mine at an estimated cash cost of $6.00 to $6.50 per pound (versus previous guidance of $6.50 to $7.50 per pound). This assumes a US to Canadian dollar exchange rate of 1.05 for the fourth quarter of 2009. The estimated Thompson Creek Mine cash cost per pound produced for the 2009 fourth quarter and year is expected to increase reflecting increased labor costs resulting from a change in the mill operating schedule (currently an eleven days on, three days off schedule effective September 2009, up from a

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

previous ten days on, four days off schedule and going to a full seven day, twenty-four hour schedule effective January 1, 2010), and slightly lower production and higher repairs and maintenance expenses in the fourth quarter. Additionally, the 2009 estimated Thompson Creek Mine cash cost per pound produced includes approximately $25 million of stripping costs related to future planned production phases, totalling approximately $1.40 to $1.50 per pound produced (versus previous guidance of approximately $30 million on June 8, 2009, totalling approximately $1.65 to $1.90 per pound produced). The 2009 Endako Mine operating plan has minimal stripping costs.

For 2009, the Corporation’s share of estimated sustaining capital expenditures at both mines and the Langeloth Metallurgical Facility are expected to be approximately $32 million (down from previous guidance on May 7, 2009 of approximately $38 million). For 2009, the Corporation’s 75% share of the Endako expansion capital expenditures are expected to be approximately $29 million (versus previous guidance on August 6, 2009 of $42 million).

Foreign exchange loss for the first nine months of 2009 was $10.8 million. This loss is primarily due to the weakening of the US dollar against the Canadian dollar in the 2009 period on US dollar cash, cash equivalents and short-term investments in entities with the Canadian dollar measurement currency, offset by Canadian dollar cash and cash equivalents in entities with the US dollar measurement currency. With other variables unchanged, each $0.10 strengthening (weakening) of the US dollar against the Canadian dollar would result in an insignificant impact to net income for the nine month period, primarily due to offsetting US dollar denominated cash positions in entities with a Canadian dollar functional currency, and Canadian dollar denominated cash positions in entities with a US dollar functional currency.

The Corporation has determined that as of June 30, 2009, more than 50% of its outstanding shares were held by US residents.  Therefore, the Corporation will be required to comply with US Securities and Exchange Commission public reporting filing requirements as of January 1, 2010.  As a result, the Corporation will prepare its 2009 consolidated financial statements in accordance with US generally accepted accounting principles (“US GAAP”) instead of Canadian GAAP.  The conversion to US GAAP will impact the Corporation's accounting policies and disclosure controls and procedures.  The primary differences between Canadian GAAP and US GAAP are the current period expensing of stripping costs, liability treatment and mark-to-market accounting for the Corporation's warrants, and the financial statement presentation of stock compensation in the Corporation's consolidated statements of income.

2010

For 2010, the Corporation expects molybdenum production volumes to be 29 to 32 million pounds, with the Thompson Creek Mine at approximately 22 to 24 million pounds and the 75% share of the Endako Mine at 7 to 8 million pounds. For 2010, anticipated average cash costs per pound produced are estimated at $6 to $7 per pound, with $5.50 to $6.50 per pound at the Thompson Creek Mine and $7 to $8 per pound at the Endako Mine (assuming a US to Canadian dollar exchange rate of 1.05). For the Endako Mine, a $0.01 change in the Canadian foreign exchange rate results in a $0.10 change in the direct production cost per pound produced.

The Corporation expects to sell 27 to 30 million pounds from its own mines. The Corporation has some discretion in building or depleting inventory levels depending upon the economic conditions and the related demand and sales prices for molybdenum. For 2010, the Corporation currently has forward sales contracts for approximately 1.2 million pounds at an average fixed-price of $15.15 per pound for molybdenum oxide.

As noted previously, in the third quarter of 2009 the Corporation’s Board of Directors approved the resumption of the mill expansion project at its 75%-owned Endako Mine (subject to the joint venture partner approval), which was postponed in late 2008. As of the date of this report, the Corporation has selected an engineering, procurement and construction management contractor and is currently reviewing and refining the project’s scope, schedule, capital estimates and project execution plan. The Corporation is considering process enhancements and project scope changes to facilitate future operating efficiencies which may result in higher capital costs than were originally anticipated upon the resumption of the project. The new schedule and capital cost estimate are expected to be completed by the end of the year. Permitting required by the expansion is proceeding, including the development of a closure plan for expanded dumps and tailing facilities and minor amendments to the Mining Act permit. Consultations with First Nations (local Aboriginal peoples) are proceeding. This process will have to be completed before permit amendments and any new permits are approved.

In 2010, the Corporation expects to conduct development and exploration drilling at both of its operating mines totalling $2 to $4 million.

For 2010, the Corporation expects to spend approximately $7 to $9 million under the option agreement with U.S. Energy on the Mt. Emmons Project for an ongoing pre-feasibility study, further engineering evaluations, and ongoing project maintenance. For 2010, the Corporation expects to have minimal expenditures on the Davidson Project related to on-going environmental assessments.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Selected Consolidated Operations and Financial Information

(US$ in millions except per pound and per share amounts – Unaudited)		Three months ended September 30	Nine months ended September 30
2009		2008	2009	2008
Operations
Molybdenum production from mines (000’s lb) [1]	6,221	6,499	18,992	18,272
Cash cost ($/lb produced) [2]	$5.67	$7.33	$5.59	$8.11
Molybdenum sold (000’s lb)
Thompson Creek Mine and Endako Mine production	7,445	6,879	20,499	15,791
Product purchased, processed and resold	1,324	3,044	3,219	9,116
	8,769	9,923	23,718	24,907
Average realized price ($/lb)	$12.75	$32.85	$10.90	$32.75
Financial
Revenue
Molybdenum sales	$111.8	$325.9	$258.5	$815.7
Tolling and calcining	2.6	5.2	8.6	14.1
	114.4	331.1	267.1	829.8
Cost of sales
Operating expenses	55.7	155.2	153.6	447.5
Selling and marketing	1.9	3.0	4.4	8.0
Depreciation, depletion and amortization	13.4	13.6	37.6	31.2
Accretion	0.4	0.3	1.1	1.4
	71.4	172.1	196.7	488.1
Income from mining and processing	$43.0	$159.0	$70.4	$341.7
Net income	$19.7	$100.6	$30.5	$207.8
Net income per share
- basic	$0.16	$0.80	$0.25	$1.75
- diluted	$0.14	$0.74	$0.24	$1.56
Cash flow provided by operating activities	$28.6	$110.3	$86.5	$236.6
			September 30, 2009	December 31, 2008
Cash and cash equivalents			$303.5	$258.0
Short-term investments			$174.7	$-
Total assets			$1,380.8	$1,099.2
Total debt			$14.3	$17.3
Total liabilities			$279.1	$281.7
Shareholders’ equity			$1,101.7	$817.5
Shares outstanding (000’s)			139,152	122,253

1 Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”) from the Corporation’s share of the production from the mines; excludes molybdenum processed from purchased product.

2 Weighted-average of Thompson Creek Mine and Endako Mine cash costs (mining, milling, roasting and packaging) for molybdenum oxide and HPM produced in the period, including all stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide on site, includes an estimated molybdenum loss and an allocation of roasting and packaging costs from the Langeloth Metallurgical Facility, and the transportation cost from Thompson Creek to Langeloth. See Non-GAAP Financial Measures on page 16 for additional information.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Summary of Quarterly Results

(US$ in millions except per pound and per share amounts – Unaudited)

	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
	2007	2008	2008	2008	2008	2009	2009	2009
Operations
Mined molybdenum production (000’s lb)	3,443	5,589	6,184	6,499	7,773	6,057	6,714	6,221
Cash cost ($/lb produced) [1]	$ 13.58	$ 8.29	$ 8.85	$ 7.33	$ 6.01	$ 5.93	$ 5.21	$ 5.67
Molybdenum sold (000’s lb):
Thompson Creek Mine and Endako Mine production sold	3,151	4,082	4,830	6,879	6,558	6,549	6,505	7,445
Product purchased, processed and resold	3,066	3,572	2,500	3,044	1,565	898	997	1,324
	6,217	7,654	7,330	9,923	8,123	7,447	7,502	8,769
Average realized price ($/lb)	$ 31.08	$ 32.69	$ 32.68	$ 32.85	$ 21.72	$ 10.14	$ 9.41	$ 12.75

Financial
Revenue	$ 197.8	$ 254.8	$ 243.9	$ 331.1	$ 181.6	$ 78.9	$ 73.8	$ 114.4
Income from mining and processing	$ 47.9	$ 77.3	$ 105.4	$ 159.0	$ 88.5	$ 12.0	$ 15.3	$ 43.0
Net income (loss)	$ 28.8	$ 46.8	$ 60.4	$ 100.6	$ (24.6)	$ 11.2	$ (0.4)	$ 19.7
Income (loss) per share
- basic	$ 0.25	$ 0.41	$ 0.52	$ 0.80	$ (0.20)	$ 0.09	$ (0.00)	$ 0.16
- diluted	$ 0.22	$ 0.37	$ 0.45	$ 0.74	$ (0.20)	$ 0.09	$ (0.00)	$ 0.14
Cash flow generated by operating activities	$ 45.7	$ 63.4	$ 62.9	$ 110.3	$ 181.0	$ 44.7	$ 13.4	$ 28.6

1 See Non-GAAP Financial Measures on page 16 for additional information.

Financial Review

Three Months Ended September 30, 2009

Income Statement

Net income for the three months ended September 30, 2009 was $19.7 million or $0.16 per basic and $0.14 per diluted share, compared to net income of $100.6 million, or $0.80 per basic and $0.74 per diluted share, for the same period in 2008. The 2009 third quarter included a foreign exchange loss of $6.0 million, after-tax (or $0.05 per basic and $0.04 per fully diluted common share).

Revenues for the three months ended September 30, 2009 were $114.4 million, down $216.7 million or 65% from $331.1 million for the same period in 2008. The average realized sales price for molybdenum for the third quarter of 2009 was $12.75 per pound, down 61% from $32.85 per pound for the third quarter of 2008. During the 2009 quarter, the Corporation delivered against contract sales for 1.5 million pounds at an average fixed sales price of $10.56 per pound. Molybdenum sold from the Corporation’s mines in the third quarter of 2009 was 7.4 million pounds, up 8% from 6.9 million pounds sold in the same period in 2008. Sales volumes from third party product purchased, processed and resold were 1.3 million pounds for the 2009 quarter compared to 3.0 million pounds for the same period in 2008. This volume variance was primarily due to increased purchases during the fourth quarter of 2007 and the first quarter of 2008 in order to meet 2008 sales demand. Revenues from toll roasted material for third parties were down 50% in the third quarter of 2009 relative to the same period in 2008 due to lower demand for these services in the current period.

Operating expenses for the three months ended September 30, 2009 were $55.7 million, down $99.5 million or 64% from $155.2 million for the same period in 2008. Sales volumes and related costs for the third party material that was purchased, processed and resold were down significantly during the third quarter of 2009 from the same quarter of 2008 which resulted in the significant decline in operating expenses in the 2009 quarter. Additionally, operating expenses declined due to the lower cash cost per pound produced from the Corporation’s mines in 2009 compared to 2008.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Cash cost per pound produced from the Corporation’s mines declined in the third quarter of 2009 to $5.67 per pound produced from $7.33 per pound produced for the comparable quarter in 2008. The decline in the cash cost per pound produced was primarily due to increased production as a result of higher ore grades and recoveries at the Thompson Creek Mine together with lower mining and milling costs from both of the Corporation’s mines in the 2009 third quarter compared to the 2008 third quarter as a result of planned cost reduction measures. In addition, the 2009 third quarter cash cost per pound produced reflected lower costs for grinding media and consumables compared to the 2008 quarter. The third quarter 2009 cash costs were impacted by a planned two week shutdown at both mines in July, which reduced production and increased cash cost per pound produced from the second quarter of 2009.

Depreciation, depletion and amortization expense for the three months ended September 30, 2009 was $13.4 million compared to $13.6 million for the third quarter of 2008. Product inventory costs include depreciation, depletion and amortization.

General and administrative expense for the third quarter was $3.7 million, down $2.9 million compared to $6.6 million in the third quarter of 2008. This decline is primarily the result of lower 2009 bonus accruals compared to the 2008 quarter.

Stock-based compensation for the third quarter of 2009 was $0.9 million, down $3.9 million from $4.8 million for the third quarter of 2008. During the third quarter of 2009, 200,000 stock option awards were granted compared to 535,000 stock option awards granted in the 2008 period. The stock-based compensation expense recorded in each period includes costs related to option awards made during the period as well as the amortization of costs of prior period awards that did not vest at the grant date. Additionally, in June 2009, the Corporation completed a voluntary stock option surrender program offered to all holders of stock options with an exercise price of Canadian $16.19 per share and above. Under the terms of the program, options to acquire an aggregate of 2,414,500 common shares were voluntarily surrendered for cancellation by 55 holders, effective June 22, 2009. The cancellation of these options resulted in a total of 2,551,315 common shares that were available for future stock option grants by the Corporation, as of June 22, 2009. A non-cash compensation charge of approximately $2.8 million was recorded in the second quarter and first nine months of 2009, representing the remaining unamortized stock-based compensation cost for the cancelled options. As a result, the stock-based compensation for the third quarter of 2009 was lower due to the acceleration of the unamortized stock-based compensation cost for the cancelled options in the second quarter of 2009.

Exploration and development expenses for the third quarter of 2009 were $1.2 million, which was unchanged compared to the third quarter of 2008. These expenses vary from period to period according to the type of activity being undertaken. The 2009 expenses primarily relate to expenditures under an option agreement on the Mt. Emmons Project. For the 2008 third quarter, exploration expenditures primarily related to the Davidson Project feasibility study and permitting work.

Foreign exchange loss for the third quarter 2009 was $6.8 million compared to a gain of $2.8 million for the third quarter of 2008. This loss is primarily due to the weakening of the US dollar against the Canadian dollar in the 2009 third quarter on US dollar cash and cash equivalents, and short-term investment balances in entities with the Canadian dollar measurement currency. This resulted in a foreign exchange loss of $7.2 million. The US to Canadian dollar exchange rate as of September 30, 2009 was 1.07 compared to 1.16 as of June 30, 2009, 1.26 as of March 31, 2009 and 1.22 as of December 31, 2008. Conversely, during the 2008 period the US dollar strengthened against the Canadian dollar which resulted in a foreign exchange gain of $3.4 million. The US to Canadian dollar exchange rate as of September 30, 2008 was 1.06 compared to 1.02 as of June 30, 2008, 1.03 as of March 31, 2008 and 0.99 as of December 31, 2007. In addition, $0.4 million of gains and $0.6 million of losses on foreign exchange derivative instruments and cash conversions from US to Canadian dollar were recognized in the 2009 and 2008 quarters, respectively. With other variables unchanged, each $0.10 strengthening (weakening) of the US dollar against the Canadian dollar results in an insignificant impact to net income for the three month period, primarily due to offsetting US dollar denominated cash positions in entities with a Canadian dollar functional currency, and Canadian dollar denominated cash positions in entities with a US dollar functional currency.

Interest and finance fees of $0.4 million and $0.1 million for the third quarters of 2009 and 2008, respectively, primarily represented interest expense on equipment loans together with finance fees on an unused $35 million credit facility.

Interest income for the third quarter of 2009 was $0.8 million, up from $0.7 million in the third quarter of 2008. This is primarily the result of higher cash and cash equivalent balances which were offset by lower interest rates during the 2009 quarter compared to the 2008 quarter.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Income taxes for the third quarter of 2009 were significantly lower than the third quarter of 2008 primarily due to the reduced level of income before taxes. The Corporation recognized $11.2 million tax expense (current tax expense of $9.2 million and future tax expense of $2.0 million) compared to a net $49.5 million tax expense for the third quarter of 2008 (current tax expense of $39.5 million and a future tax expense of $10.0 million). The effective tax rate for the 2009 third quarter was 36% compared to 33% for the same period in 2008. The increase in tax rate was primarily due to a portion of the foreign exchange losses being non-deductible for tax.

Cash Flows

Cash generated by operating activities for the three months ended September 30, 2009 was $28.6 million compared to $110.3 million for the same period in 2008. This decline in cash flow from operations was mainly due to lower income for the 2009 quarter compared to the 2008 quarter primarily as a result of lower average realized sales prices.

Cash used in investing activities for the three months ended September 30, 2009 was $8.1 million compared to $33.5 million for the same period in 2008. During the 2009 quarter, the Corporation received $9.6 million in cash related to the maturity of certain short-term investments. During the 2008 quarter, there were no comparable short-term investments. Additionally, property, plant and equipment payments decreased by $13.0 million to $13.1 million for the third quarter of 2009 compared to the same quarter in 2008 due largely to a decline in payments related to the Endako mill expansion. Deferred stripping costs at the Thompson Creek Mine decreased to $4.4 million for the third quarter of 2009 compared to $7.8 million for the same quarter of 2008. Stripping activity for both periods relates to Phase 7 of the mine plan.

Cash generated by financing activities for the three months ended September 30, 2009 was $198.5 million compared to cash used of $0.8 million for the same period in 2008. During the 2009 third quarter, the Corporation received $194.6 million of net proceeds related to the issuance of 15.5 million shares and $5.2 million of proceeds related to stock option exercises. Additionally, during the 2009 and 2008 quarters, the Corporation made scheduled principal payments of $1.3 and $0.8 million, respectively, on equipment loans.

Nine Months Ended September 30, 2009

Income Statement

Net income for the nine months ended September 30, 2009 was $30.5 million or $0.25 per basic and $0.24 per diluted share, compared to $207.8 million, or $1.75 per basic and $1.56 per diluted share, for the same period in 2008. The first nine months of 2009 included an after-tax compensation charge of $2.8 million (or $0.02 per basic and $0.02 per fully diluted common share) related to a voluntary stock option surrender program completed in June 2009, a tax benefit related to a reversal of a tax valuation allowance of $2.8 million (or $0.02 per basic and $0.02 per fully diluted share) and an after-tax foreign exchange loss of $9.8 million (or $0.08 per basic fully diluted common share).

Revenues for the nine months ended September 30, 2009 were $267.1 million, down $562.7 million or 68% from $829.8 million for the same period in 2008. The average realized sales price for molybdenum for the first nine months of 2009 was $10.90 per pound, down 67% from $32.75 per pound for the same period of 2008. Molybdenum sold from the Corporation’s mines in the first nine months of 2009 was 20.5 million pounds, up 4.7 million pounds from 15.8 million pounds sold in the same period in 2008. Sales volumes in the first nine months of 2008 were impacted by less product being available for sale during the first nine months of 2008 due to lower production at the Corporation’s mines during the fourth quarter of 2007. Sales volume from third party product purchased, processed and resold was 3.2 million pounds for the first nine months of 2009 compared to 9.1 million pounds for the same period in 2008. This volume variance was primarily due to increased purchases during the fourth quarter of 2007 and the first quarter of 2008 in order to meet 2008 sales demand. Revenues from toll roasted material for third parties were down 39% in the first nine months of 2009 relative to the same period in 2008 due to lower demand for these services in the current period.

Operating expenses for the nine months ended September 30, 2009 were $153.6 million, down $293.9 million or 66% from $447.5 million for the same period in 2008. Sales volumes and related costs for the third party material that was purchased, processed and resold were down significantly during the first nine months of 2009 compared to the same

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

period of 2008, which resulted in a significant decline in operating expenses in the 2009 period. Additionally, operating expenses declined due to a lower cash cost per pound produced from the Corporation’s mines in the first nine months of 2009 compared to the same period in 2008.

Cash cost per pound produced from the Corporation’s mines declined in the first nine months of 2009 to $5.59 per pound produced from $8.11 per pound produced for the comparable period in 2008. The decline in the cash cost per pound produced was primarily due to increased production as a result of higher ore grades and recoveries at the Thompson Creek Mine together with lower mining and milling costs from both of the Corporation’s mines as a result of planned cost reduction measures in the 2009 period. In addition, the 2009 period cash cost per pound produced reflected lower costs for grinding media and consumables compared to the 2008 period combined with favorable foreign exchange rates (converting Canadian dollar costs to US dollar costs). The 2009 period cash costs were also impacted by a planned two week shutdown at both mines in July, which reduced production in the 2009 third quarter and increased cash cost per pound produced from the first six months of 2009.

Depreciation, depletion and amortization expense for the nine months ended September 30, 2009 was $37.6 million or 21% more than $31.2 million for the comparable period of 2008. This increase was primarily due to a draw-down of product inventory from the Corporation’s mines during the first nine months of 2009 and a build-up of product inventory from the Corporation’s mines during the related 2008 period, which resulted in higher depreciation and depletion costs in the first nine months of 2009 and lower depreciation and depletion costs in the comparable 2008 period. Product inventory costs include depreciation, depletion and amortization.

General and administrative expense for the nine months ended September 30, 2009 was $11.5 million, $4.2 million lower than the $15.7 million for the comparable period of 2008. This decline is primarily the result of lower 2009 bonus accruals compared to the same period in 2008, costs incurred in the 2008 period for the transition of the corporate finance function from Vancouver to Denver, increased public company costs in 2008 related to the first year of Sarbanes-Oxley compliance, and higher 2008 legal and consulting costs. General and administrative expenses for fiscal 2009 are expected to be lower than fiscal 2008 as the transition of the accounting and finance function from Vancouver to Denver was substantially completed as of December 31, 2008.

Stock-based compensation expense for the nine months ended September 30, 2009 was $6.3 million, down $6.7 million from $13.0 million for the same period of 2008. The decrease is primarily related to 200,000 stock option awards being granted during the first nine months of 2009 while 1,640,000 stock option awards were granted in the 2008 period. The stock-based compensation expense recorded in each period includes costs related to option awards made during the period as well as the amortization of costs of prior period awards that did not vest at the grant date. Additionally, in June 2009, the Corporation completed a voluntary stock option surrender program offered to all holders of stock options with an exercise price of Canadian $16.19 per share and above. Under the terms of the program, options to acquire an aggregate of 2,414,500 common shares were voluntarily surrendered for cancellation by 55 holders, effective June 22, 2009. The cancellation of these options resulted in a total of 2,551,315 common shares that were available for future stock option grants by the Corporation, as of June 22, 2009. A non-cash compensation charge of approximately $2.8 million was recorded in the first nine months of 2009, representing the remaining unamortized stock-based compensation cost for the cancelled options.

Exploration and development expense for the nine months ended September 30, 2009 was $4.9 million compared to $2.5 million for the same period of 2008. These expenses vary from period to period according to the type of activity being undertaken. The 2009 expenses primarily relate to expenditures under an option agreement on the Mt. Emmons Project. For the first nine months of 2008, exploration expenditures primarily related to the feasibility study and permitting work on the Davidson Project.

Foreign exchange loss for the first nine months of 2009 was $10.8 million compared to a gain of $5.5 million for the same period of 2008. The US dollar weakened against the Canadian dollar during the 2009 period on US dollar cash and cash equivalents, and short-term investment balances in entities with the Canadian dollar measurement currency. This resulted in a foreign exchange loss of $11.8 million. Conversely, during the 2008 period, the US dollar strengthened against the Canadian dollar which resulted in a foreign exchange gain of $5.0 million. The US to Canadian dollar exchange rate as of September 30, 2009 was 1.07 compared to 1.22 as of December 31, 2008. The US to Canadian dollar exchange rate as of

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

September 30, 2008 was 1.06 compared to 0.99 as of December 31, 2007. In addition, $1.0 million and $0.5 million of gains on foreign exchange derivative instruments and cash conversions from US to Canadian dollars were recognized in the 2009 and 2008 periods, respectively. With other variables unchanged, each $0.10 strengthening (weakening) of the US dollar against the Canadian dollar results in an insignificant impact to net income for the three month period, primarily due to offsetting US dollar denominated cash positions in entities with a Canadian dollar functional currency, and Canadian dollar denominated cash positions in entities with a US dollar functional currency.

Interest and finance fees of $0.9 million for the first nine months of 2009 primarily represented interest expense on equipment loans together with finance fees on an unused $35 million credit facility. For the first nine months of 2008, interest and finance fees of $14.9 million represented interest and finance fees on the first lien loan which was fully repaid in the second quarter of 2008.

Interest income for the nine months ended September 30, 2009 was $1.8 million, down from $2.3 million for the comparable period of 2008. This is primarily the result of significantly lower interest rates during the 2009 period compared to the same period of 2008, which was partially offset by significantly higher average cash, cash equivalents and short-term investments in the 2009 period.

The income tax impact for the first nine months of 2009 was significantly lower than the first nine months of 2008 primarily due to the reduced level of income before taxes. For the nine months ended September 30, 2009, the Corporation recognized a $7.8 million tax expense (current tax expense of $16.1 million and a future tax benefit of $8.3 million) compared to a net $96.0 million tax expense for the same period of 2008 (current tax expense of $90.5 million and a future tax expense of $5.5 million). The effective tax rate for the 2009 nine month period was 20% compared to 32% for the same period in 2008. The decrease in the tax rate was primarily due to a reduction of the future Canadian provincial income tax rate in 2009 compared to 2008 and a reversal of a tax valuation allowance in the 2009 period.

Cash Flows

Cash generated by operating activities for the nine months ended September 30, 2009 was $86.5 million compared to $236.6 million for the same period in 2008. This decline in cash flow from operations was mainly due to lower net income for the 2009 period compared to the 2008 period, primarily as a result of lower average realized sales prices.

Cash used in investing activities for the first nine months of 2009 was $249.9 million compared to $179.4 million for the same period in 2008. During the first nine months of 2009, the Corporation made short-term investments of $172.2 million that consisted of US and Canadian government-backed securities with maturities of greater than 90 days but less than 180 days. During the 2008 period, there were no comparable short-term investments. Additionally, in January 2008, a $100.0 million payment was made to the former shareholders of Thompson Creek Metals Corporation USA. This payment was in settlement of an acquisition price adjustment recorded in 2007, which became payable based on the market price of molybdenum in 2007. The Corporation is responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009, which is currently not expected.

Cash generated by financing activities for the nine months ended September 30, 2009 was $199.5 million compared to cash used by financing activities of $14.4 million for the same period in 2008. During the first nine months of 2009, the Corporation received net proceeds of $194.6 million related to the Corporation’s issuance of 15.5 million shares and proceeds of $8.9 million related to stock option exercises. In addition, during the first nine months of 2009, scheduled principal payments of $4.0 million were made on equipment loans. During the first nine months of 2008, the Corporation made $238.2 million in principal payments on its long-term debt obligations, including $236.2 million to fully retire borrowings on the first lien facility and $2.0 million on equipment loans. In addition, during the 2008 period, the Corporation completed an equity financing for net proceeds of $218.1 million on the issuance of common shares and $5.7 million of proceeds were received related to stock option exercises.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Operations Review

Thompson Creek Mine

The Corporation’s Thompson Creek Mine and mill are located near Challis, in central Idaho. Mining is conducted by conventional open pit methods utilizing electric-powered shovels and 200-ton haul trucks. Thompson Creek currently controls a block of contiguous mineral claims that includes patented and unpatented mineral claims and mill site claims comprising approximately 24,000 acres. The current 2009 mill capacity is approximately 28,000 tons per day and operates with a crusher, SAG mill, ball mill and flotation circuit.

The table that follows presents a summary of Thompson Creek Mine’s operating and financial results for the three months and nine months ended September 30, 2009 and 2008:

(US$ in millions except per pound amounts – Unaudited)	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Operations
Mined (000’s ore tons)	1,472	3,271	5,257	9,367
Milled (000’s tons)	1,621	2,593	5,550	7,664
Grade (% molybdenum)	0.155	0.099	0.138	0.092
Recovery (%)	89.2	85.6	90.3	86.3
Molybdenum production (000’s lb) [1]	4,436	4,328	13,513	11,941
Cash cost ($/lb produced) [2]	$5.35	$7.38	$5.50	$8.33
Molybdenum sold (000’s lb)	5,462	4,550	14,651	9,875
Average realized price ($/lb)	$12.52	$32.49	$10.88	$32.11

Financial[3]
Molybdenum sales	$68.5	$147.8	$159.5	$317.1
Cost of sales
Operating expenses	23.3	33.5	69.9	83.6
Selling and marketing	1.2	1.5	2.7	3.9
Depreciation, depletion and amortization	9.1	7.2	24.2	13.9
Accretion	0.3	0.2	0.9	1.1
	33.9	42.4	97.7	102.5
Income from mining and processing	$34.6	$105.4	$61.8	$214.6

1Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”).

2 The Thompson Creek Mine cash cost represents the mining (including all stripping costs), milling, roasting and packaging for molybdenum oxide and HPM produced in the period. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide) and an allocation of roasting and packaging costs from the Langeloth facility. See Non-GAAP Financial Measures on page 16 for additional information.

3Since Thompson Creek only produces molybdenum sulfide and HPM on site, the financial information presented includes actual sales of molybdenum oxide, HPM and upgraded products, together with allocations of cost of sales from the Langeloth Metallurgical Facility and Thompson Creek USA, including operating expenses, finished goods inventory adjustments, selling and marketing expenses and depreciation, depletion and amortization from the Langeloth facility.

The Thompson Creek Mine produced 4.4 million pounds of molybdenum in the third quarter of 2009 compared to 4.3 million pounds for the same period of 2008. For the nine months ended September 30, 2009, the Thompson Creek Mine produced 13.5 million pounds of molybdenum compared to 11.9 million pounds in the same 2008 period. Higher ore grade and a higher milling recovery rate during the 2009 periods were the primary factors contributing to the higher production volumes in 2009 compared to the same periods in 2008. The higher grade and recovery rate more than offset lower tons mined and milled, which was the result of a planned change in the mill operating schedule (ten days on, four days off) that commenced in March 2009. During the first nine months of 2008, the mill was on a full operating schedule of seven days per week.

Cash cost per pound produced decreased 28% to $5.35 per pound for the 2009 third quarter from $7.38 per pound for the 2008 quarter. The cash cost per pound produced for the 2009 and 2008 third quarter included approximately $4.4 million and $7.8 million of mining costs related to stripping, respectively, totalling $0.99 per pound produced and $1.80 per

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

pound produced, respectively, related to future planned production phases. The cash cost per pound produced for the first nine months of 2009 decreased 34% to $5.50 per pound compared to $8.33 per pound for the same period in 2008. The cash cost per pound produced for the first nine months of 2009 and 2008 included approximately $18.8 million and $20.7 million of mining costs related to stripping, respectively, totalling $1.39 per pound produced and $1.73 per pound produced, respectively, related to future planned production phases. Both the 2009 three and nine month cash cost per pound declines were primarily the result of higher production together with lower mining costs (due primarily to the elimination of contract labor, reductions in workforce, lower fuel costs and lower equipment maintenance costs), lower milling costs (due primarily to lower consumables and reductions in workforce given the planned reduction in the mill operation schedule) and lower freight costs. These declines for both the three and nine month 2009 cash costs were somewhat offset by a planned two week shutdown in July, which reduced production and increased cash cost per pound produced from the second quarter of 2009. The average cash cost per pound produced for the 2009 fourth quarter and fiscal year are expected to increase primarily as a result of an increase in labor costs related to a change in the mill operating schedule (currently an eleven days on, three days off schedule effective September 2009, up from a previous ten days on, four days off schedule and going to a full seven day, twenty-four hour schedule effective January 1, 2010), and slightly lower production and higher repairs and maintenance costs in the fourth quarter.

Molybdenum sold from Thompson Creek Mine material for the third quarter of 2009 was 5.5 million pounds at an average realized price of $12.52 per pound compared to 4.6 million pounds sold at an average realized price of $32.49 per pound in the third quarter of 2008. For the first nine months of 2009, Thompson Creek Mine sold 14.7 million pounds of molybdenum at an average realized price of $10.88 per pound, compared to 9.9 million pounds at an average realized price of $32.11 per pound for the comparable period of 2008. Molybdenum pounds sold in the three and nine months ended September 30, 2009 were 20% and 48% higher, respectively, than the same periods in 2008. The increased sales volumes in the 2009 periods were primarily due to higher production related to higher grade ore and higher recovery rates. The lower sales volumes in the 2008 periods were primarily due to lower production levels during the fourth quarter of 2007, resulting in less product being available for sale during the first quarter of 2008. The ore processed during the fourth quarter of 2007 had lower grades which limited the available inventory at the beginning of 2008. During the fourth quarter of 2007, the ore processed came primarily from stockpiled material.

During the three months ended September 30, 2009, sales included delivery against certain forward sales contracts related to Phase 6 production of approximately 0.4 million pounds at an average realized sales price of $8.45 per pound compared to approximately 0.5 million pounds at an average realized sales price of $17.40 for the third quarter of 2008. For the first nine months of 2009, approximately 1.3 million pounds at an average realized sales price of $8.08 per pound were sold against certain forward sales contracts related to Phase 6 production, compared to approximately 1.3 million pounds at an average realized price of $18.60 per pound for the same period in 2008.

Operating expenses in the third quarter of 2009 were $23.3 million, compared to $33.5 million for the third quarter of 2008. For the nine months ended September 30, 2009, operating expenses were $69.9 million compared to $83.6 million for the same period of 2008. The decrease in operating expenses for the three and nine months ended September 30, 2009 compared to the respective 2008 periods, primarily related to a lower cash cost per pound produced due to higher grade ore and higher recovery rates together with lower mining and milling costs.

Depreciation, depletion and amortization expense for the three and nine months ended September 30, 2009 was $9.1 million and $24.2 million, respectively, compared to $7.2 million and $13.9 million for the corresponding periods of 2008, respectively. These increases are primarily due to a draw-down of product inventory from the Thompson Creek Mine during the first nine months of 2009, and a build-up of product inventory during the first nine months of 2008, which resulted in higher depreciation and depletion costs in the three and nine month 2009 periods, and lower depreciation and depletion costs in the three and nine month 2008 periods. Product inventory costs include depreciation, depletion and amortization.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Endako Mine

The Corporation has a 75% interest in the Endako open-pit mine, mill and roaster which is located near Fraser Lake, British Columbia. The property is currently comprised of a contiguous group of 67 mineral tenures containing 42 claims and 25 leases, covering approximately 23,500 acres. In addition, surface rights are held on a portion of the mine site area. The mill has a capacity of approximately 31,000 tons per day, and the multiple-hearth roaster has a capacity of approximately 35,000 pounds per day.

The table that follows presents a summary of the Corporation’s 75% share of the Endako Mine’s operating and financial results for three months and nine months ended September 30, 2009 and 2008:

(US$ in millions except per pound amounts – Unaudited)	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Operations
Mined (000’s ore tons)	1,896	3,341	6,072	7,779
Milled (000’s tons)	2,072	2,393	5,908	6,775
Grade (% molybdenum)	0.057	0.071	0.059	0.069
Recovery (%)	75.8	76.5	78.5	76.9
Molybdenum production (000’s lb) [1]	1,785	2,171	5,479	6,330
Cash costs ($/lb produced) [2]	$6.47	$7.23	$5.82	$7.70
Molybdenum sold (000’s lb)	1,983	2,329	5,848	5,916
Realized price ($/lb)	$13.52	$33.77	$10.97	$33.02

Financial
Molybdenum sales	$26.8	$78.6	$64.2	$195.3
Cost of sales
Operating expenses	12.4	19.6	34.4	48.7
Selling and marketing	0.5	1.0	1.3	2.5
Depreciation, depletion and amortization	4.1	4.8	11.4	11.9
Accretion	0.1	0.1	0.2	0.3
	17.1	25.5	47.3	63.4
Income from mining and processing	$9.7	$53.1	$16.9	$131.9

1Mined production pounds are molybdenum oxide.

2 The Endako Mine cash cost represents the mining, milling, roasting and packaging for molybdenum oxide produced in the period. Cash cost excludes: the effect of purchase price adjustments, effects of changes in inventory, and depreciation, depletion, amortization and accretion. See Non-GAAP Financial Measures on page 18 for additional information.

The Corporation’s 75% share of molybdenum production at the Endako Mine decreased slightly in the third quarter of 2009 to 1.8 million pounds from 2.2 million pounds in the third quarter of 2008. For the nine months ended September 30, 2009, the Corporation’s 75% share of molybdenum production at the Endako mine decreased to 5.5 million pounds compared to 6.3 million pounds for the same period in 2008. The production decrease was primarily the result of processing fewer tons in the mill due to a two-week planned shutdown in July 2009.

Cash cost per pound produced decreased 11% to $6.47 per pound for the 2009 third quarter from $7.23 per pound produced for the third quarter of 2008. For the first nine months of 2009, the cash cost per pound decreased 24% to $5.82 per pound compared to $7.70 per pound for the same period in 2008. The decrease in the cash cost per pound for the three and nine months ended September 30, 2009 was primarily the result of planned cost reduction measures, including the elimination of contract labor and reductions in workforce, lower milling costs (due primarily to lower consumable costs and lower repairs and maintenance costs) and lower mining costs (primarily due to decreased fuel and consumption costs). These 2009 cost declines were somewhat offset by increased costs related to the start-up of the in-pit crusher and conveyor system and a planned two week shutdown in July, which reduced production and increased cash cost per pound produced in the third quarter of 2009 from the second quarter of 2009.

During the three and nine months ended September 30, 2009 and 2008, all of the ore mined was from the Denak pit, with some of the ore milled processed from stockpile.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

The Corporation’s share of molybdenum sold from the Endako Mine for the three months ended September 30, 2009 was 2.0 million pounds at an average realized price of $13.52 per pound compared to 2.3 million pounds at an average realized price of $33.77 per pound in the same quarter of 2008. In the first nine months of 2009, the Corporation’s share of molybdenum sold from the Endako Mine was 5.8 million pounds at an average realized price of $10.97 per pound compared to 5.9 million pounds at an average realized price of $33.02 per pound for the same period in 2008.

The Corporation’s share of operating expenses in the three and nine months ended September 30, 2009 were $12.4 million and $34.4 million compared to $19.6 million and $48.7 million in the corresponding periods in 2008, respectively. The decreases of 37% and 29% for the three and nine month periods, respectively, are primarily the result of significantly lower cash cost per pound produced from the Endako Mine during the 2009 periods compared to the 2008 periods.

Depreciation, depletion and amortization expense for the three and nine months ended September 30, 2009 was $4.1 million and $11.4 million, compared to $4.8 million and $11.9 million for the same periods in 2008, respectively. The variances for the three and nine month periods of 2009 as compared to 2008 were primarily due to product inventory and foreign exchange movements. Product inventory costs include depreciation, depletion and amortization.

As noted previously, in the third quarter of 2009, the Corporation’s Board of Directors approved the resumption of the mill expansion project at its 75%-owned Endako Mine (subject to the joint venture partner approval), which was postponed in late 2008. As of the date of this report, the Corporation has selected an engineering, procurement and construction management contractor and is currently reviewing and refining the project’s scope, schedule, capital estimates and project execution plan. The Corporation is considering process enhancements and project scope changes to facilitate future operating efficiencies which may result in higher capital costs than were originally anticipated upon the resumption of the project. The new schedule and capital cost estimate are expected to be completed by the end of the year. Permitting required by the expansion is proceeding, including the development of a closure plan for expanded dumps and tailing facilities and minor amendments to the Mining Act permit. Consultations with First Nations (local Aboriginal peoples) are proceeding. This process will have to be completed before permit amendments and any new permits are approved.

Langeloth Metallurgical Facility

The Corporation operates the Langeloth Metallurgical Facility located near Pittsburgh, Pennsylvania. Operations at Langeloth include roasting of molybdenum sulfide concentrate into molybdenum oxide, upgrading molybdenum oxide to pure sublimed oxide, oxide briquettes, ferromolybdenum, as well as the roasting of other metal products. Langeloth also processes molybdenum and certain other metals for third parties on a tolling, or cost-per-unit-processed basis.

Concentrate produced by the Thompson Creek Mine provides a substantial portion of the feed source for the operations at Langeloth. From time to time, concentrate produced by the Endako Mine also provides a feed source for the operations at Langeloth. In addition, molybdenum product is also tolled for third parties or purchased from third parties for processing at the Langeloth facility. The tolling and purchases are made to improve operating efficiency at the Langeloth facility.

Operating results for other operations represent activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth facility and excludes product volumes and costs related to the roasting and processing of Thompson Creek and Endako Mine concentrate. Langeloth costs associated with roasting and processing of Thompson Creek Mine and Endako Mine concentrate are included in their respective operating results.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

The following is a summary of Langeloth’s other operating results for the three months and nine months ended September 30, 2009 and 2008:

(Unaudited)	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Operations
Molybdenum sold from purchased product (000’s lb)	1,324	3,044	3,219	9,116
Realized price on molybdenum sold from purchased product ($/lb)	$12.56	$32.69	$10.86	$33.27
Toll roasted and upgraded molybdenum (000’s lb)	1,057	1,471	2,897	3,981
Roasted metal products processed (000’s lb)	1,650	6,108	3,806	18,278

In the third quarter of 2009, 1.3 million pounds of molybdenum processed from purchased concentrate were sold, down 57% from the 3.0 million pounds sold in the same quarter in 2008. For the nine months ended September 30, 2009, 3.2 million pounds of molybdenum processed from purchased concentrate were sold, down 65% compared to 9.1 million pounds in the corresponding period of 2008. Third-party concentrate purchases and sales volumes declined for the three and nine months ended September 30, 2009 compared to the corresponding prior year periods, primarily due to increased production at the Thompson Creek Mine and lower sales demand in 2009. Lower production at the Thompson Creek Mine during the fourth quarter of 2007 resulted in less product being available for sale during the first quarter of 2008. In order to meet 2008 sales demand, additional third-party concentrate purchases and sales were made in the first quarter of 2008. Realized sales prices averaged $12.56 per pound in the third quarter of 2009, declining $20.13 per pound from $32.69 per pound for the third quarter of 2008. For the first nine months of 2009, the average realized sales price was $10.86 per pound which is down $22.41 per pound from $33.27 per pound for the same period in 2008.

The volume of toll roasted and upgraded molybdenum sold for the three and nine months ended September 30, 2009 was down 0.4 million pounds and 1.1 million pounds from the same periods in 2008, respectively. The volume of roasted metal products processed decreased significantly during the first nine months of 2009 compared to the same period of 2008 as a result of the economic downturn that started in the second half of 2008. The volume of roasted metal products for the 2009 fourth quarter and fiscal 2010 are expected to continue to be lower than for fiscal 2008.

Mt. Emmons and Davidson Projects

During the third quarter and the first nine months of 2009, the Corporation made $1.1 million and $3.9 million of expenditures, respectively, under an option agreement with U.S. Energy Corporation, which was signed in August 2008. The Mt. Emmons Project expenditures were primarily related to ongoing project maintenance and engineering evaluations.

During the third quarter and first nine months of 2009, the Corporation made $0.1 million and $1.0 million of expenditures on the Davidson Project, respectively, compared to $1.1 million and $2.4 million for the third quarter and first nine months of 2008, respectively. During the 2009 periods, expenditures on the Davidson Project represented technical review work related to the environmental permitting process, which is not yet completed. During the 2008 periods, expenditures on the Davidson Project primarily represented a detailed feasibility study.

Liquidity and Capital Resources

At September 30, 2009, the Corporation had cash, cash equivalents and short-term investments of $478.2 million compared to cash and cash equivalents of $258.0 million at December 31, 2008. The Corporation monitors its positions with, and the credit quality of, the financial institutions in which it invests its cash, cash equivalents and short-term investments. The Corporation’s investment policy limits investments to government-backed financial instruments, other than balances maintained in various bank operating accounts. As of the date of this report, approximately 83% of the cash, cash equivalents and short-term investments were invested in US and Canadian government-backed securities.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As of the date of this report, the Corporation has not experienced any material delinquencies regarding the collection of its accounts receivable. However, this is an area the Corporation continues to monitor closely given the current economic environment.

Operating activities provided cash flow of $86.5 million during the nine month period ended September 30, 2009. The use of funds for investing activities was $249.9 million, which included short-term investments of $172.2 million made during the first nine months of 2009 that consisted of US and Canadian government-backed securities with maturities of greater than 90 days but less than 180 days. Additionally, investing activities for the first nine months of 2009 included $73.2 million of payments for capital expenditures and deferred stripping, and a $1.9 million reclamation deposit made with the State of Idaho for the Thompson Creek Mine.

For the first nine months of 2009, capital expenditures were $47.5 million, including $15.4 million for the Corporation’s 75% share of the Endako mill expansion. The remaining 2009 capital expenditures required to sustain operations are expected to be approximately $4 million, and the Corporation’s 75% share of the capital expenditures required in 2009 for the Endako mill expansion are expected to be approximately $14 million. The first nine months of 2009 capital expenditures of $47.5 million plus amounts paid that relate to amounts accrued at December 31, 2008 and excluding those amounts not paid at September 30, 2009 totalled $54.4 million, which is reflected in the consolidated statements of cash flows for the nine months ended September 30, 2009.

During the first nine months of 2009, the Corporation completed an equity financing for net proceeds of $194.6 million on the issuance of 15.5 million common shares. Proceeds received from stock option exercises totalled $8.9 million during the first nine months of 2009. During the corresponding period of 2008, the Corporation completed an equity financing for net proceeds of $218.1 million on the issuance of 10.9 million common shares, and $5.7 million of proceeds were received related to stock option exercises. During the first nine months of 2008, the Corporation made $238.2 million in principal payments on its long-term debt obligations, including $236.2 million to fully retire borrowings on the first lien facility and $2.0 million on equipment loans.

The Corporation continues to be well positioned with September 30, 2009 working capital of $570.7 million, including $478.2 million of cash, cash equivalents and short-term investments, $55.7 million of receivables, no borrowings under its $35 million line of credit facility and $14.3 million of equipment financings.

Cash flows generated from the sale of planned production together with existing cash reserves, the line of credit facility and equipment financings are expected to meet the Corporation’s cash requirements for its operations, capital spending programs, deferred stripping, working capital requirements and other growth opportunities.

Non-GAAP Financial Measures – Cash Cost per Pound Produced and Realized Price per Pound Sold

Throughout this MD&A, reference is made to cash cost per pound produced. While this is a measure that has been used internally, the Corporation clarified the internal definition of cash cost per pound produced in Management’s Discussion and Analysis for the year ended December 31, 2008. All other measures previously disclosed in the Corporation’s external reports have been discontinued, including direct production costs per pound produced and the cash operating expenses per pound sold.

Cash cost per pound produced and realized price per pound sold are considered key measures by Thompson Creek in evaluating the Corporation’s operating performance. Cash cost per pound produced and realized price per pound sold are not measures of financial performance, nor do they have a standardized meaning prescribed by GAAP, and may not be comparable to similar measures presented by other companies. The Corporation’s management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate the Corporation’s financial performance using the same measures as management and, as a result, the investor is afforded greater transparency in assessing the financial performance of the Corporation. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

The cash cost per pound produced represents the mining, milling, roasting and packaging costs for molybdenum oxide and high performance molybdenum disulfide (“HPM”) produced in the period. Such costs include deferred stripping costs.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Stripping costs represent the costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation. Stripping costs that provide access to mineral reserves that will be produced in future periods are deferred under GAAP and amortized as those reserves are mined using the units of production method. The cash cost per pound produced excludes the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek Mine, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide) and an allocation of roasting and packaging costs from the Langeloth facility.

The realized price per pound sold represents the molybdenum sales revenue divided by the pounds sold.

The following tables provide a reconciliation of cash costs and cash cost per pound produced, by mine, and operating expenses included in the Corporation’s consolidated statements of income in the determination of net income:

Three Month Period ended September 30 (US$ in millions except per pound amounts – Unaudited)

	Three months ended September 30,			Three months ended September 30,
	2009			2008
	Operating Expenses (in millions)	Pounds Produced [1] (000’s lbs)	$/lb	Operating Expenses (in millions)	Pounds Produced [1] (000’s lbs)	$/lb
Thompson Creek Mine
Cash costs[2]	$23.7	4,436	$5.35	$31.9	4,328	$7.38
Add/(Deduct):
Stripping costs deferred	(4.4)		$(0.99)	(7.8)		$(1.80)
Inventory and other adjustments	4.0			9.4
	$23.3			$33.5
Endako Mine
Cash costs	$11.5	1,785	$6.47	$15.7	2,171	$7.23
Add:
Inventory and other adjustments	0.9			3.9
	$12.4			$19.6

Other Operations[3]	$20.0			$102.1
Consolidated operating expenses	$55.7			$155.2
Weighted-average cash cost	$35.2	6,221	$5.67	$47.6	6,499	$7.33

1 Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”) from the Corporation’s share of the production from the mines; excludes molybdenum processed from purchased product.

2 Cash costs represent the mining (including all stripping costs), milling, roasting and packaging costs for molybdenum oxide and HPM produced in the period.. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide), an allocation of roasting and packaging costs from the Langeloth Metallurgical Facility, and transportation costs from Thompson Creek Mine to Langeloth.

3 Other Operations represent activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth facility and excludes product volumes and costs related to the roasting and processing of Thompson Creek and Endako concentrate. Langeloth costs associated with roasting and processing of Thompson Creek and Endako concentrate are included in their respective operating results above.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Nine Month Period ended September 30 (US$ in millions except per pound amounts – Unaudited)

	Nine months ended September 30,			Nine months ended September 30,
	2009			2008
	Operating Expenses (in millions)	Pounds Produced [1] (000’s lbs)	$/lb	Operating Expenses (in millions)	Pounds Produced [1] (000’s lbs)	$/lb
Thompson Creek Mine
Cash costs[2]	$74.3	13,513	$5.50	$99.5	11,941	$8.33
Add/(Deduct):
Stripping costs deferred	(18.8)		$(1.39)	(20.7)		$(1.73)
Inventory and other Adjustments	14.4			4.8
	$69.9			$83.6
Endako Mine
Cash costs	$31.9	5,479	$5.82	$48.7	6,330	$7.70
Add/(Deduct):
Inventory and other Adjustments	2.5			–
	$34.4			$48.7

Other Operations[3]	$49.3			$315.2
Consolidated operating expenses	$153.6			$447.5
Weighted-average cash cost	$106.2	18,992	$5.59	$148.2	18,271	$8.11

1 Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”) from the Corporation’s share of the production from the mines; excludes molybdenum processed from purchased product.

2 Cash costs represent the mining (including all stripping costs), milling, roasting and packaging costs for molybdenum oxide and HPM produced in the period. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide), an allocation of roasting and packaging costs from the Langeloth Metallurgical Facility, and transportation costs from Thompson Creek Mine to Langeloth.

3 Other Operations represent activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth facility and excludes product volumes and costs related to the roasting and processing of Thompson Creek and Endako concentrate. Langeloth costs associated with roasting and processing of Thompson Creek and Endako concentrate are included in their respective operating results above.

Critical Accounting Estimates

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting assumptions affect the consolidated financial statements materially and require a significant level of judgement by management. There is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Asset Impairments

The Corporation performs an impairment analysis on an annual basis or more often when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. The Corporation evaluated its long-lived assets and goodwill for impairment as of December 31, 2008 using a net recoverable amount (undiscounted net cash flow) approach and a fair-value based approach, respectively. The current economic environment, the significant declines in molybdenum prices and the decline in the Corporation’s stock price were considered as impairment indicators for the purposes of these impairment assessments.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Goodwill was assessed for impairment using a two-step approach. The first step compared the fair value of the reporting unit to its carrying value. The Corporation performed this test as of December 31, 2008, and determined that the fair value  of both reporting units were less than their respective carrying values (including the goodwill), which required the Corporation to perform the second step test. This step compared the fair value of each reporting unit’s goodwill to its carrying amount. For the fourth quarter of 2008, the Corporation determined that the fair value of goodwill of both of its reporting units was less than the respective carrying amount, which required the Corporation to recognize an impairment of goodwill for both US operations ($33.0 million) and Canadian operations ($35.2 million), or a total impairment charge of $68.2 million for the fourth quarter of 2008. The goodwill impairment charge did not have an impact on the Corporation’s operating cash flows. The Corporation’s impairment evaluation of long-lived assets, other than goodwill, did not result in the identification of an impairment of the long-lived assets.

As of September 30, 2009, management assessed impairment indicators and concluded that there were no indicators that would trigger another impairment analysis of goodwill or long lived assets. This assessment was based primarily on positive trends since our last impairment analysis of the molybdenum prices during the 2009 quarter and the estimated future long-term molybdenum prices as well as the market price for the Corporation’s common shares. However, there may be future impairment charges if there are further declines in the market price of the Corporation’s common shares, molybdenum prices, the future value of proven and probable mineral reserves, and significant changes in operating costs, level of capital expenditures, currency exchange, discount and interest rates. Such future impairment charges could have a material impact on the Corporation’s financial statements.

Mineral Reserves and Depreciation, Depletion and Amortization

Property, plant and equipment are recorded at cost. Fixed plant and machinery are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be produced from estimated proven and probable mineral reserves. Facilities, mobile and other equipment are depreciated on either a declining-balance basis or a straight-line basis over the shorter of their estimated useful life or the life of the mine. Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of the asset or result in an operating improvement. In these instances, the portion of the repairs related to the betterment are capitalized as part of plant and equipment and amortized over the period benefited by the repair.

The estimate that most significantly affects the unit-of-production rate is the quantity of proven and probable molybdenum mineral reserves. The estimation of the extent of mineral reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological modeling and sampling as well as estimates of long term molybdenum prices and future mining costs. This data could change over time as a result of numerous factors including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Significant judgment is involved in the reserve estimates and actual results may differ significantly from current assumptions.

Asset Retirement Obligations

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Corporation will incur to complete the work required to comply with existing laws and regulation at each mining operation. Actual costs may differ from the amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

Income and Mining Taxes

In preparing the consolidated financial statements, the Corporation estimates the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized in income in the period in which such changes are enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, the Corporation considers estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If the Corporation determines that all or a

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

portion of the deferred tax assets will not be realized, a valuation allowance will be increased with a charge to income tax expense. Conversely, if the Corporation makes a determination that it ultimately will be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

At September 30, 2009, tax valuation allowances totalled approximately $88 million and covered the Corporation’s US foreign and alternative minimum tax credit carry forwards and all of the Canadian capital and non-capital tax loss carry forwards.

The determination of the Corporation’s tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of future earnings which affect cross-border tax rate assumptions, tax planning strategies and the extent to which potential future tax benefits may be used. The Corporation is subject to assessments by various taxation authorities which may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Corporation provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Accounting Changes

Goodwill and Intangible Assets

Effective January 1, 2009 the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not have any impact on the Corporation’s consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on evaluating credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of EIC-173 did not have a significant impact on the Corporation’s consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of EIC-174 did not have any impact on the Corporation’s consolidated financial statements.

US Developments

The Corporation has determined that as of June 30, 2009 more than 50% of its outstanding shares were held by US residents. Therefore, the Corporation will be required to comply with US Securities and Exchange Commission public reporting filing requirements as of January 1, 2010. As a result, the Corporation will prepare its fiscal 2009 consolidated financial statements in accordance with US generally accepted accounting principles (“US GAAP”) instead of Canadian GAAP. When the Corporation prepares its consolidated financial statements in accordance with US GAAP, the Corporation will not be required to adopt International Financial Reporting Standards on January 1, 2011.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Accounting Policy Developments

Conversion to US GAAP

As a result of becoming a domestic US registrant, the Corporation has elected to convert to US GAAP beginning with its annual information on Form 10-K as of December 31, 2009 and for the three years then ended. The conversion to US GAAP will impact the Corporation’s accounting policies and disclosure controls and procedures.

The Corporation has historically disclosed the differences between Canadian GAAP and US GAAP in the notes to its audited annual financial statements.

Corporation’s Warrants

In June 2008, the Emerging Issues Task Force (“EITF”) reached a conclusion in EITF 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, that an equity-linked financial instrument would not be considered indexed to the Corporation’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The Corporation’s warrants with such provisions are no longer deemed to be indexed to the Corporation’s own stock and will no longer be classified in equity upon conversion to US GAAP. Instead, these warrants will be reclassified as a derivative liability on January 1, 2009 with a cumulative adjustment to retained earnings upon adoption. Subsequent changes to the fair value of the outstanding warrants will be recorded to the income statement at the end of each period. The fair value of the Corporation’s warrants on January 1, 2009 and September 30, 2009 was a liability of approximately $22 million and $121 million, respectively. The Corporation will continue to review the full impact of this accounting pronouncement as it transitions to US GAAP.

Outstanding Share Data

Common shares and convertible securities outstanding as of November 5, 2009 were:

Security	Expiry Dates	Exercise Price (CAD$)	Common Shares on Exercise (000’s)

Common shares			139,232
Warrants	October 23, 2011	$9.00	24,504
Share options	August 11, 2010 to November 6, 2013	$2.94 to $23.93	5,041
			168,777

Controls and Procedures

As of December 31, 2008, the Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Corporation’s internal controls over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002 and National Instrument 52-109. The evaluation was based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on such evaluation as of December 31, 2008, the Corporation’s President and Chief Executive Officer and its Chief Financial Officer concluded that the Corporation did not maintain effective control over the period end financial reporting process. Specifically, the Corporation did not perform a timely and rigorous review over the application of complex GAAP in both the US GAAP reconciliation and goodwill impairment processes. This control deficiency resulted in a material audit adjustment to goodwill and related disclosures in the Corporation’s consolidated financial statements for the year ended December 31, 2008. Unless remediated, this control deficiency could result in a material misstatement in future periods to goodwill and the US GAAP reconciliation note disclosure that would result in a material misstatement of the Corporation’s consolidated financial statements that would not be prevented or detected. Because of the material weakness as of December 31, 2008, management concluded that the Corporation’s internal control over financial reporting was not effective as of that date.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2009

Changes in Internal Control over Financial Reporting

To address the material weakness in the Corporation’s internal control over financial reporting that existed as of December 31, 2008, the Corporation’s management continues to enhance the effectiveness of controls related to its period end financial reporting process, including improvements to remediate the material weakness that existed as of December 31, 2008. Management’s remediation plans to date are as follows:

•

Increased the in-house technical accounting expertise through additional personnel to prepare and review complex GAAP transactions, including preparation and review of the US GAAP reconciliations and goodwill impairment analysis;

•	implemented a financial consolidation system, which has resulted in more time to analyze and review complex GAAP transactions;
•	held formal training sessions with corporate and site financial personnel regarding the financial consolidation system;
•

implemented bi-monthly conference calls and held a Controller’s conference with corporate and site financial personnel in order to enhance communication and provide training regarding standardized policies, procedures and internal controls related to the Corporation’s financial closing and reporting of financial results, including complex GAAP transactions requiring significant accounting judgment;

•	implemented a formal forecast and review process to identify any complex GAAP transactions requiring accounting research and significant accounting judgment.

The above enhancement programs were designed to reduce, although these may not eliminate, the risk of a material misstatement to a reasonable level.

Cautionary Statement on Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this MD&A and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.